                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       to
                                  FORM 10-SB/A

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

                        Under Section 12(b) or (g) or the
                         Securities Exchange Act of 1934

                        Commission file number: 001-13749

                             Columbia Capital Corp.
                             ----------------------
             (Exact Name of Registrant as Specified in its Charter)

         Delaware                                      11-3210792
         --------                                      ----------
(State of Incorporation)                    (I.R.S. Employer Identification No.)


                   1157 North 5th Street, Abilene, Texas 79601
                   -------------------------------------------
                    (Address of Executive Offices)(Zip Code)



                  Registrant's Telephone Number (915) 674-3110

                                 with copies to:

                               Matthias & Berg LLP
                              Jeffrey P. Berg, Esq.
                        1990 South Bundy Drive, Suite 790
                          Los Angeles, California 90025
                                 (310) 820-0083

        Securities to be registered pursuant to Section 12(b) of the Act:

                                                      Name of each exchange on
      Title of each class                             which each class is to be
      to be so registered                                   registered
      -------------------                                   ----------
             None                                              None

        Securities to be registered pursuant to Section 12(g) of the Act:

                  Common Stock, $0.001 (US) par value per share
                  ---------------------------------------------
                                (Title of Class)

         THIS REGISTRATION STATEMENT ON FORM 10-SB/A (THE "REGISTRATION STATEMENT") MAY BE DEEMED TO CONTAIN FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT OR HEREAFTER INCLUDED IN OTHER PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), REPORTS TO THE COMPANY'S STOCKHOLDERS AND OTHER PUBLICLY AVAILABLE STATEMENTS ISSUED OR RELEASED BY THE COMPANY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FUTURE RESULTS ARE BASED UPON MANAGEMENT'S BEST ESTIMATES BASED UPON CURRENT CONDITIONS AND THE MOST RECENT RESULTS OF OPERATIONS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS SET FORTH HEREIN, EACH OF WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE ACCURACY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

         The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of the Registration Statement on Form 10-SB filed with the Commission on December 30, 1997 and Amendment No. 1 on Form 10-SB/A filed with the Commission on June 16, 1998, as set forth in the pages attached hereto:

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         The following should be read in conjunction with the Consolidated Financial Statements of Columbia Capital Corp., a Delaware corporation ("Columbia"), and the related notes thereto, contained elsewhere in this Registration Statement. This Registration Statement contains forward-looking statements, which involve risks and uncertainties. Actual results may differ significantly from the results discussed in the forward-looking statements.

         Columbia operates through its wholly-owned subsidiaries, First Independent Computers, Inc., a Texas corporation ("FICI") and Fi-Scrip, Incorporated, a Nevada corporation ("Fi-Scrip"). Unless stated otherwise, Columbia, FICI and Fi-Scrip shall hereinafter be referred to collectively as the Company.

         The services provided by the Company are: (i) credit and debit card services; (ii) banking and financial services; (iii) document management and distribution services; and (iv) processing services for Automatic Teller Machines ("ATM's") transactions, debit terminal transactions and Electronic Benefits Transfer systems ("EBT") transactions. The services the Company provides to most of its customers serve as a link between consumers, merchants and financial institutions by capturing the initial transaction at the point of sale, giving the merchant credit for that transaction, posting the transaction to the financial institution's accounts receivable and general ledger and placing the transaction on the customer's statement. The Company concentrates on a niche market consisting of small to medium-sized businesses that have not achieved adequate economies of scale to operate their own in-house programs and systems. In addition, the Company seeks strategic alliances with appropriate size banks, thrifts, credit unions, insurance companies, merchants, utilities, government agencies and other service companies whose success depends upon successful data management.

         According to The Nilson Report of April, 1999, as the world is rapidly moving toward electronic information processing, annual credit and debit card purchases in the United States have reached the $1.156 trillion mark. The combination of growth in the number of transactions and the continuing general trend toward outsourcing data processing functions directly benefits the Company. Outsourcing involves having a third party contractor perform a variety of services or tasks, such as those provided by the Company to the issuer of the credit and debit card. This trend is anticipated by management of the Company to remain a source of increased business in the future. However, no assurance to this effect can be given. The use of outsourcing is expected by management to continue and accelerate as a trend. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing," "Description of Business-Competition" and "Description of Business-Risk Factors."

         In an information-based economy, the critical common denominator of transaction and data processing is spurring alliances between data processors and previously non-associative businesses, such as health care service organizations, utility providers, travel and tourism organizations and Internet merchandising companies. The Company is capable of providing these services from a central location through a standard, common and economical on-line interface to each of its customer's principal offices as if they were located within the same building as the Company. This seamless and easy-to-use interface gives the customer instantaneous access to the information needed to properly manage and direct those services offered by the Company. This situation represents an opportunity for growth in demand for the Company's products and services. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing."

HISTORY OF THE COMPANY

         Columbia was organized under the laws of the State of Delaware on February 5, 1993, for the purpose of creating an entity to obtain capital and to seek out, investigate and acquire interests in products and businesses with the potential for profit. At inception, Columbia's business plan was to seek investments and to form wholly-owned subsidiaries and distribute their securities to Columbia's stockholders in an attempt to diversify the potential acquisitions, which could be made on behalf of Columbia's stockholders. Columbia subsequently abandoned this business plan. In connection with its organization, Columbia issued an aggregate of 2,175,000 shares of restricted common stock, par value $0.001 per share (the "Common Stock") to its original officers and directors for $12,500. In 1993, Columbia completed a private offering of 325,000 shares of Common Stock at an offering price of $0.20 per share, from which Columbia realized gross proceeds of $65,000.

         On February 28, 1997, Columbia determined that its two subsidiaries, Central Capital Corp., and Hudson Resources, Inc., had no value and would hinder Columbia's plans for acquisition. Therefore, the shares of the two subsidiaries were sold for $1,361, to Lynn Dixon, Columbia's then principal stockholder. See "Item 7-Certain Relationships and Related Transactions."

         FICI started operations in 1968 as Data Processing Center ("DPC"), which was a division of First State Bank of Abilene and was in the business of processing the financial records for several Abilene area banks, on an outsource basis. On October 21, 1983, DPC was incorporated in the State of Texas and DPC changed its name to First Independent Computers, Inc. FICI changed its business services to those currently offered in or about April, 1994.

         On April 28, 1997, Glenn M. Gallant ("Gallant") and Douglas R. Baetz ("Baetz"), the former principal shareholders of the Company, purchased 100% of the common stock of FICI (the "FICI Common Stock") for $1,600,000 in cash from the former parent company of Security State Bank ("SSB"), which was and is unaffiliated with Messrs. Gallant and Baetz. See "Item 4-Security Ownership of Certain Beneficial Owners and Management" and "Item 7-Certain Relationships and Related Transactions."

         On September 23, 1997, Columbia acquired all of the FICI Common Stock from Messrs. Gallant and Baetz. Pursuant to the terms of the agreement of acquisition of the FICI Common Stock (the "Stock Purchase Agreement"), Messrs. Gallant and Baetz received 10,631,250 shares of Common Stock (after Columbia effectuated a 1 for 2 reverse stock split of its common stock) in exchange for the FICI Common Stock, which represented approximately 85% of Columbia's then issued and outstanding Common Stock. In connection with the purchase of the FICI Common Stock by the Company, the Company also issued 618,750 shares of Common Stock to Baytree Associates, Inc. ("Baytree"), which is not an affiliate of Messrs. Gallant and Baetz, as a fee for services rendered to the Company for arranging the transactions, which are the subject of the Stock Purchase Agreement. See "Item 7-Certain Relationships and Related Transactions."

         On November 3, 1998, Mr. Gallant resigned as Chairman of the Board and Secretary of the Company and Mr. Baetz resigned as a director. Messrs. Gallant and Baetz are involved in litigation, unrelated to the Company, with the Federal Deposit Insurance Corporation (the "FDIC"). Due to the fact that at the time the FDIC was the Company's largest customer, Messrs. Gallant and Baetz chose to resign their positions with the Company, in order to minimize any potential conflicts of interest or negative effects to the Company arising out of the litigation. Kenneth Klotz was named Chairman of the Board of Directors and Charles LaMontagne was named Secretary of the Company. See "Item 2 - Management's Discussion and Analysis or Plan of Operation - Closure of BestBank and Related Matters."

         As of January 1, 1999, Messrs. Gallant and Baetz contributed, as additional paid in capital, all of the common stock of Fi-Scrip, to the Company for no consideration. Through such action, Fi-Scrip became a wholly-owned subsidiary of the Company. Messrs. Baetz and Gallant acquired all of shares of common stock of Fi-Scrip on June 22, 1997 for $475,000, including certain debt assumption. See "Description of Business - Credit and Debit Card Services - Operations of Fi-Scrip" and "Item 7-Certain Relationships and Related Transactions."

         Until May 31, 1999, BestBank of Boulder, Colorado ("Best Bank") and its successor in interest, the FDIC, represented 76% and 68%, respectively, of the gross revenues of the Company for the year ended December 31, 1998 and for the five months ended May 31, 1999. On July 23, 1998, the Colorado State Banking Board ordered the closure of BestBank and the FDIC assumed the role of receiver of BestBank. The single largest asset of BestBank was the portfolio of credit card accounts receivable serviced by the Company (the "Portfolio"), pursuant to a master agreement (the "Master Agreement") entered into as of October 1, 1997 between the Company and BestBank. No other customers accounted for 10% or more of the Company's total revenues during 1998 and for the first five months of 1999. As of the date of this Registration Statement the Company provides no services pursuant to the Master Agreement.

         Management of the Company hopes the Company will be able to replace the loss of revenue from loss of the Master Agreement and is currently working to negotiate new business relationships to offset such loss. As of the date of this Registration Statement, the Company has only been able to add three (3) credit card or other accounts to the portfolio of accounts being serviced by the Company. This has resulted in a reduction of monthly revenue since December 31, 1998 of $900,000 per month. Additionally, the Company anticipates that its relationship with CNG will provide additional revenue both in the near and long term and that CNG will support the Company in its additional capital needs, if necessary. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing" and "Item 2-Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         On September and October, 1999, pursuant to the terms of an Agreement for Purchase of Stock (the "CLCK/CNG Stock Purchase Agreement"), by and between the Company and CNG Financial Corporation, an Ohio corporation ("CNG"), CNG purchased 24,000,000 shares of Common Stock for a purchase price of $3,000,000. CNG provides consumer financial services. CNG is currently the Company's principal shareholder and is unaffiliated with Messrs. Baetz and Gallant. CNG is entitled to and has designated four (4) members to the Board of Directors of the Company. See "Item 5-Directors, Executive Officers, Promoters and Control Persons."

         Pursuant to the CLCK/CNG Stock Purchase Agreement, CNG was granted a Non-Qualified Stock Option (the "CNG Stock Option") to purchase an additional 10,000,000 shares of Common Stock for the exercise price of $2,000,000. CNG has agreed to exercise the CNG Stock Option at any time that the Company indicates a need for these funds for operations. However, no assurance can be given that CNG will exercise the CNG Stock Options when called upon to do so.

         In connection with the CLCK/CNG Stock Purchase Agreement, the Company entered into a stock purchase agreement (the "CLCK/Century Stock Purchase Agreement"), dated as of September 16, 1999, with Century Financial Group, Inc. ("Century"), an affiliate of Messrs. Gallant and Baetz, who are the former principal shareholders of the Company. Under the terms and conditions of the CLCK/Century Stock Purchase Agreement, Century purchased 1,736,512 shares of Common Stock of the Company in consideration of the cancellation of an obligation of $434,128 due and payable by the Company to Century.

         Further, the Company has agreed to issue to Century an additional 1,736,512 shares of Common Stock for no further consideration, and CNG has agreed to sell an additional 1,000,000 shares of the Company's Common Stock which CNG holds, to Century for the purchase price of $10.00, in the event that the following contingencies (collectively, the "Century Contingencies") are satisfied: (i) that Century shall procure or broker, without compensation, executed processing contracts (the "Processing Contracts") between the Company and one or more customers; (ii) that each of the Processing Contracts shall have a term length of not less than five (5) years; and (iii) that the Processing Contracts shall collectively generate not less than $150,000 of processing revenues for the Company during the month of March, 2000. As of the date of this Registration Statement, Century has not fulfilled any of the Century Contingencies.

HARDWARE AND SOFTWARE UPGRADING

         Since the practical beginning of electronic data management in the 1960's, FICI has been actively involved in the development of the data processing industry and in the testing and research of software products in connection with such industry. The Company's policy of hardware and software upgrade and acquisition has been pursued in order to facilitate the efficient processing required by the expansion of its credit card service business. With the continued upgrade of equipment and software, management of the Company believes that the Company has the capability to handle further anticipated increase in volume of credit card processing transactions in the future. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing."

         The Company has taken steps to insure that it will be able to provide the efficient processing required by the expansion of the credit card service business, including the recent installation of significant additional equipment necessary to the operation of a full-service credit card transaction processing company. The Company entered into a mainframe computer lease with IBM for 36 months, starting in October, 1997. Subsequently, the Company upgraded its mainframe computer again in March, 1998, which was accomplished pursuant to the existing IBM lease, on a co-terminus basis. The Company was able to accomplish this increase in computing capacity with IBM by depositing an aggregate of $500,000 in the form of certificates of deposit, $200,000 of which was drawn from the line of credit (the "Line of Credit") supplied to the Company by Century. The Line of Credit has been repaid in full and is no longer in effect. The Company has subsequently held numerous discussions with IBM in regard to its continued upgrade path for its mainframe hardware and software. These discussions have included various upgrade alternatives and the time, effort and financial needs required to implement these upgrades under several different scenarios of anticipated growth. Through IBM, the Company's advantages are the assurance of a continuous upgrade path for its mainframe hardware and software along with a working knowledge of the capability of system components and being able to accurately predict implementation time and costs. The Company also has numerous licensed software programs, from unaffiliated third parties, including the credit card system (Vision Plus) from PaySys International Inc. ("PaySys"), and the banking software system (Dimension) from the Kirchman Corporation ("Kirchman"). See "Management's Discussion and Analysis or Plan of Operation - Year 2000 Dilemma and Compliance" and "Item 7-Certain Relationships and Related Transactions."

CREDIT AND DEBIT CARD SERVICES

         The Company provides a full range of card processing services for 9 customers, which consist of 7 banks, 1 retailer and 1 financial service organizations that do not operate their own in-house programs and systems. PaySys has licensed the Company to use its software known as VisionPLUS, which addresses every activity associated with credit card transaction processing. These software packages provide specialized applications for customer credit, merchant processing, credit bureau application processing, customer service, special interchange processing, authorizations, transaction processing and collections. In addition, the Company provides custom programming services on the licensed application software for processing requirements that are unique to a customer's business. The Company enters into multi-year agreements with most of its customers and works closely with its customers to be a total solutions provider. In providing a full range of credit card processing services, the Company supports comprehensive card programs, including bankcard issuing and acquiring (merchant services), co-branded, debit card, corporate card and private label programs. The Company also provides application processing, customer service support, remittance processing, card embossing and production, charge back processing, billing and statement preparation, mail processing, detailed reporting, account collections on behalf of its customers and merchant services.

         As part of the credit card servicing referenced in the prior paragraph, the Company has entered into agreements with 3 customers to replace some of the revenue lost by the closure of BestBank and the termination of the Master Agreement by the FDIC. These agreements are discussed more fully hereinbelow:

         ANTICIPATED AGREEMENT WITH CNG FINANCIAL CORPORATION. As of the date of this Registration Statement, the Company has negotiated but not entered into an agreement with CNG to perform data processing and other services in connection with CNG's various business activities. CNG is the Company's principal shareholder. The agreement, if executed, is anticipated to have an initial term of five (5) years and will automatically renew for an additional three (3) year term, unless written notice is given by either party no less than one hundred eighty (180) days prior to expiration of a given term. CNG operates various programs through its various business activities including credit card and debit card programs and a payday loan program through its Check 'n Go stores. Lastly, the Company has begun to provide services to the portions of CNG's business operations, which relate to collections and the Company is to provide software development services for the automation of the various CNG operations. The Company anticipates beginning to generate revenues from the its relationship with CNG in February, 2000. The Company estimates that the value of services to be provided to CNG in 2000 by the Company should be approximately $1,280,000. However, no assurance to that effect can be given.

         AGREEMENT WITH PLATINUM-ICS, INC. On June 8, 1998, the Company entered into an agreement with Platinum-ICS, Inc. ("Platinum") to perform data processing and other services in connection with Platinum's credit card portfolio. Platinum is the managing entity coordinating a group of experts for processing, collecting, servicing and financing patient-pay accounts receivables for the provider's participants. Platinum issues cards to the recipients of medical care, who utilize the card to consolidate medical bills. The agreement has an initial term of three (3) years and will automatically renew for an additional three (3) year term, unless written notice is given by either party no less than one hundred eighty (180) days prior to expiration of a given term. The Company's processing charges range from $1.50 to $2.00 per account per month, depending on the services provided. On December 16, 1998, the Company completed the conversion of approximately 6,000 accounts for the Presbyterian Hospital at Greenville, Texas ("Greenville Hospital") and added approximately 5,900 additional accounts throughout the nine months ended September 30, 1999. The Company, which processed the Greenville Hospital accounts on a test basis, discontinued processing the accounts as of September 30, 1999. The Greenville Hospital accounts generated approximately $173,000 in revenue for the nine months ended September 30, 1999 representing approximately 3.65% of total operating revenue for the period.

         On February 17, 1999, after review of Greenville Hospital's conversion and preliminary results of activity, the Texas Hospital Association, which represents approximately 410 hospitals, or approximately 83% of the hospitals, in the State of Texas, formally endorsed the Platinum program. With approximately 500 hospitals representing as many as 5,000,000 accounts in the State of Texas alone, the Company's exclusive processing agreement with Platinum could prove, over a short period of time, to be an abundant source of new business for the Company. Upon the endorsement of Platinum's program by the Texas Hospital Association, several major hospitals, which represent an average of approximately 50,000 accounts each, have expressed interest in and a desire to convert to the Platinum processing platform. As of the date of this Registration Statement, the Company is working with these various hospitals to secure processing contracts. However, there can be no assurance that the Company will be successful in its attempt to secure additional contracts.

         AGREEMENT WITH GREATER NEVADA CREDIT UNION. On November 1, 1998, the Company entered into an agreement with Greater Nevada Credit Union ("GNCU") to perform data processing and other services in connection with GNCU's credit card portfolio. The agreement has an initial term of five (5) years and will automatically renew for additional three (3) year terms, unless written notice is given by either party no less than one hundred eighty (180) days prior to expiration of a given term. On October 30, 1998, the Company successfully converted GNCU's current portfolio, consisting of over 8,600 credit card accounts. The Company anticipates benefiting from the future growth of the portfolio over the life of the agreement. However, no assurance to this effect can be given.

         AGREEMENT WITH TRANSPORTATION ALLIANCE BANK. In June, 1999, the Company entered into an agreement with Transportation Alliance Bank ("TAB") to set up and perform data processing and other services in connection with a credit card program. The agreement has an initial term of three (3) years and will automatically renew for additional three (3) year term, unless written notice is given by either party no less than one hundred eighty (180) days prior to expiration of a given term. As of the date of this Registration Statement, the Company is processing approximately 1,000 accounts for TAB. TAB is focusing on the petroleum industry, and has developed a cautious, but aggressive growth strategy to release several major credit card promotions during the 2000, with the intention of growing the current portfolio to between 50,000 and 75,000 accounts within the next 12 months. However, no assurance to this effect can be given.

         OPERATIONS OF FI-SCRIP. As of January 1, 1999, Messrs. Gallant and Baetz, the then principal stockholders of the Company contributed all of the common stock of Fi-Scrip to the Company for no consideration, for which Messrs. Gallant and Baetz paid $475,000, including the assumption of certain debt. Through such action, Fi-Scrip became a wholly-owned subsidiary of the Company. Prior to such transaction, the Company had entered into an agreement with Fi-Scrip, which was then an affiliate of Messrs. Gallant and Baetz, to provide certain services to the Company. Fi-Scrip markets processing services for ATM transactions, debit terminal transactions and EBT transactions. Fi-Scrip and its co-venturer, Norstar, Inc., of Orlando, Florida, an entity in which Fi-Scrip has a 25% ownership interest, contract with independent sales organizations for deployment of terminals and services. See "Item 7-Certain Relationships and Related Transactions."

         Fi-Scrip designs programs and tests the software that is reloaded into ATM's and debit card point-of-sale ("POS") machines. Fi-Scrip is one of four companies certified by Deluxe Payment Systems, an unaffiliated third party, to process EBT transactions. EBT is a new process and method of distributing federal entitlements, initially including food stamps, welfare and social security payments to beneficiaries. In place of printing and issuing checks and other financial instruments, some beneficiaries of government entitlement programs receive a debit style card (a "QUEST Card"), which operates in the same manner as an ATM or debit card. The beneficiary of the entitlement program uses this federally issued card to purchase items utilizing the EBT system. The federal government may eventually establish individual accounts, which will be debited when a beneficiary makes a withdrawal or purchase. However, no assurance can be given as to when or whether the federal government will establish this process. Fi-Scrip expects that there will be substantial competition in the provision of the service offered by Fi-Scrip. No assurance can be given that Fi-Scrip will be successful in competing for this business. Thus, the Company may not receive the processing business anticipated by management of the Company to be derived from EBT transactions.

         The transactions based on this medium of exchange through Fi-Scrip are estimated to produce a gross transaction fee of between $0.06 to $0.09 and a fee of $3.50 per monthly statement generated by the Company. The transaction fee is in addition to the merchant application and statement fees. However, no assurance can be given as to the volume of transactions that will be processed or rates at which such processing will take place. Fi-Scrip is newly in operation in connection with the EBT business, and had gross revenue of $510,979 for the nine months ended September 30, 1999.

         According to federal government surveys, it is anticipated that by the year 2000, 60% of the population of the United States will be receiving monthly income issued electronically and accessible through the use of a QUEST Card. However, no assurance to this effect can be given. The total dollar value of all EBT transactions food stamps, aid to families with dependent children and welfare payments on a nationwide basis in 1999 is estimated by Fi-Scrip to be $60 billion, with an average transaction size of approximately $23.00, or approximately 450 million transactions per year. Fi-Scrip's target market share of total dollar volume of EBT transactions is estimated to be $6 billion or 65 million transactions per year by January 1, 2000. However, no assurance can be given that there will be this volume of transactions or that Fi-Scrip will service such a volume of transactions.

         The Social Security System is scheduled to distribute benefits using EBT beginning on December 31, 1999 and expects to have completed implementation of the distribution system by January 2, 2002. The dollar value for all EBT transactions by the Social Security System is expected to reach $470 billion annually. However, no assurance to this effect can be given.

         Fi-Scrip has been certified by Citibank and Lockheed Martin as an EBT third party processor, according to federally established guidelines in twenty-five states. Fi-Scrip's EBT development plans include full certification for six additional states as, if and when government contracts are awarded to Lockheed Martin or Deluxe Payment Systems, both of which are unaffiliated with the Company or Fi-Scrip, for EBT transaction processing. However, no assurance to this effect can be given.

         PROCESSOR SERVICES. As a processor of credit card and banking transactions, the Company assumes all responsibility for the processing systems, software maintenance and compliance. The Company's data processing center is staffed 24 hours a day, 7 days a week, and processes and balances all incoming and outgoing file transmissions, provides automated clearing house ("ACH") transmissions, daily updates, reports, generates statements, maintains system backup and provides customer support. Other processor services include the issuance of user documentation explaining the features and functionality of the processing system (cardholder and merchant processing, authorizations, collections and customer service). In addition, the Company provides user training to its customers.

         On-site and off-site backups of daily activity and systems are maintained. In the event of a disaster, the Company has a hot site disaster recovery center at its immediate disposal from IBM. A comprehensive disaster recovery plan and testing of that plan are required in the regulatory environment in which the Company operates. This plan is a part of the Company's policy of hardware upgrade and acquisition in order to facilitate the efficient processing required by the expansion of the card business, to create a solid foundation for the growth of the Company and to maintain its goal of being a total solutions provider. See "Management's Discussion and Analysis or Plan of Operation - Year 2000 Dilemma and Compliance" and "Description of Business-Regulation of the Company's Business."

         Each customer is assigned a client support specialist. These representatives provide support and assistance to research problems, clarify system functionality, and setup new programs and promotions and training. All banking customers of the Company have direct 24 hour, 7 day a week "helpdesk" support from Kirchman. The Company provides on-site support during conversions and major software enhancements or releases. The Company also provides collection services to its customers. In addition, the Company has established a business relationship with several full-time collection agencies and will provide appropriate information at the customer's request. The Company provides the capability to transfer files to these agencies and, in several cases, these agencies are on-line, real time connected to the collection management system. Further, the Company offers a complete dispute resolution service to its customers, utilizing a state-of-the-art interchange tracking system. Service representatives process all copy requests and charge backs. In conjunction with the charge back processing procedures, service representatives perform other fraud and risk management functions in an effort to assist the Company's customers from being victimized by fraudulent and unscrupulous transactions.

         The Company also provides over 350 standard reports that are readily available to the customer. These reports can be generated daily, weekly, monthly, quarterly or by special request. All of the standard reports are made available through hard copy, computer output to laser disk ("COLD") and on-line. In addition, customized and ad hoc reporting services are available to the customer.

         In addition, the Company may design and customize the statements, which act as a basic marketing tool. Data entry support can be supplied for customers who have special promotions and other marketing events. The Company also offers direct marketing services. Direct mail marketing items can be sent to any list of current or prospective cardholders. The Company's affiliation with other marketing organizations allows the Company to support multiple marketing programs, including both in-bound and out-bound telemarketing campaigns. These telemarketing campaigns are designed to enhance and grow the customers' card base and to efficiently handle the potentially large volume of specific calls. Various programs can be custom tailored to focus upon a customer's particular needs and specific market penetration.

         BACKROOM SERVICES. The Company utilizes Search and Scoreware software licensed from Fair Isaac, to access the three major credit bureaus and score applicants' credit applications. The particular credit data is entered into the credit decision management system and transmitted directly to the credit bureau. Based on the customer's business requirements, these applications are pre-screened, and requested credit scoring or reporting is secured from the credit bureau. Upon approval, an account is automatically set up with the customer and the applicant is issued a credit card. Applications that are declined are maintained in the database, and the applicant is automatically sent a letter of notification. All records and applications are retained for historical purposes based upon the customer's requirements and appropriate requirements for regulatory purposes.

         The Company offers its customers full service support, both automated and by service representatives. A fully automated system, using voice response and direct talk software, allows credit card holders to activate their cards, verify account balance information and report lost or stolen cards. The voice response system immediately and automatically blocks accounts that have been reported lost or stolen and prevents any additional transactions from being authorized. With proper security and passwords, the voice response system automatically activates a credit card holder's card, relieving the service representative from those tedious tasks and allowing the service representative time to concentrate on assisting credit card holders with other important concerns. Additionally, the Company offers a toll free telephone service to process all other customer service calls. The service representative utilizes the customer service management system to assist credit card holders in solving their questions and concerns. The customer service management system allows the customer to automate and custom-tailor the customer service processing. This allows for efficient tracking and reporting of all customer service activities.

         The Company utilizes several proprietary and third party networks for its authorization, capture and merchant accounting services. Utilizing the merchant processing system, the Company offers toll free telephone services and service representatives to provide merchants the support needed for authorizations, basic inquiries, researching disputes and settlement processing. The warehousing and deployment of POS terminals can be an overwhelming task. Through the Company's strategic relationship with Triumphant Enterprises, Inc. of Dallas, Texas, an unaffiliated third party, which is in the business of terminal deployment, this task is accomplished and integrated with a degree of certainty and accuracy.

         A vital part of the Company's backroom services is the assistance of the customer's daily balancing and reconciliation of the processing solution. These processes are used daily to determine the settlement with VISA, MasterCard, retailers and remittance of funds. Providing this important service insures that the customer is getting cash management information expeditiously and accurately for cash flow analysis purposes.

         CREDIT CARD PRODUCTION. The Company has built and owns a 3,400 square foot credit card embossing center at which the Company produces credit cards for its customers. The Company produces credit cards for its customers, and such cards may be upgraded to include smart card personalization as an additional service. The Company maintains a dual security system, which meets VISA and MasterCard standards for card security and production. The Company's software allows the customer to define various card types and programs and to define special processing parameters for billing and statement preparation. With the ability to provide multiple statement messages, the statement is frequently used by the Company's customers to announce new services, contests and credit line increases. See "Item 3-Properties."

BANKING AND FINANCIAL SERVICES

         The Banking and Financial Services component of the Company performs the processing and "backroom" operations of banks, thrifts, credit unions, insurance companies, merchants, utilities, government agencies, and others. The Company's backroom services for banks and financial institutions generated approximately 5% and 20% of its gross billings for the years ended December 31, 1998 and 1997, respectively and approximately 1% of its gross billings for the nine months ended September 30, 1999. The Company believes that it still has the opportunity to grow and expand this line of business. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing."

         The financial institutions processing services from the Company begin with the implementation of the processing system, proceed with the customer's use of the system and end with other services offered by the Company. The processing system manages all liabilities from checking accounts to time deposits, each with capabilities that range from fixed rates to tiered rates and from bonus rates to overdraft protection. The processing system retains the data for the total customer relationship, meaning the customer is viewed from both sides of the balance sheet. This integrated information is the foundation for an institution's improved risk management, better marketing for product penetration and better servicing of the customer base.

         The Company provides proof and data entry services for all cash and transit items for the customer. Checks, debit advices and credit advices are micro-encoded. On a daily basis, all items rejected are researched and re-entered to insure that the customer receives full credit for all monetary items submitted. Upon completion, the debit and credit captured data is electronically transferred to the processing systems. After the capturing process, the Company generates and creates the necessary cash letters for the financial institutions and delivers such letters to the Federal Reserve according to their mandated instructions and delivery times.

         Using the processing system and in-house developed software, the Company offers a full line of ACH services including: (i) payroll check deposits; (ii) social security payments; (iii) deposits and withdrawals; (iv) corporate transactions; (v) retail transactions; and (vi) return items and automated reversals. Utilizing the Company's direct connection to the Federal Reserve through the Fed Line, ACH transactions and wire transfers are completed.

         The Company does not currently provide any banking and financial services to any of their customers at this time.

DOCUMENT MANAGEMENT AND DISTRIBUTION SERVICES

         The document management and distribution services the Company provides to its customers simplify an otherwise overwhelming task of processing inbound and outbound paper items. In document management, the Company offers processes for producing statements for the customer, while reducing the amount of paper reports with its online tools for reports, and the use of digital document technology, such as COLD. The Company processed an average of approximately 822,000 pieces of mail per month during the year ended December 31, 1998 and an average of approximately 110,000 pieces of mail per month during the nine months ended September 30, 1999. The Company's credit card processing center has a current capacity of processing 1,000,000 pieces of mail per month. The loss of revenue from servicing the Portfolio has reduced the number of pieces of mail produced during 1999. The Company hopes to add other customers with specific mailing and distribution needs. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing."

         Through its sophisticated software products, in conjunction with the latest available hardware, the Company gives the customer an avenue into an almost paperless world. These services include on-line real time access to its daily reports and statements. The customer only needs to print locally those items for which they wish to have a hard copy. This on-line service of reports is an efficient and time saving solution to the customer for the viewing and retrieval of data.

         Besides the advantage of processing efficiencies over traditional analog file storage, the use of COLD storage and retrieval methodologies have applications for customer service operations. Through the Company, the clients' customer service representatives are able not only to inspect customer statements by line item data, but retrieve, view and reference digitized images of original documents on a real time basis. For added customer services, these items may then be reprinted or faxed on demand. The customer's need for manpower support is, consequently, greatly reduced while increasing the productivity of customer service personnel.

SALES AND MARKETING

         The marketing goals of the Company are to expand the number of customers of the Company which utilize the already created and operating multi-faceted information service organization dedicated to the provision of financial data processing, document management, electronic commerce services and customer service. The Company focuses on customers, such as denovo banks (banks in the process of being formed) and businesses in the credit card industry that may be overwhelmed with new regulatory and related problems and want to outsource their operations and not assume the significant overhead associated with such business, particularly in connection with Y2K compliance. During the 1980's, the trend for community banks was to bring their processing in-house. Faced with the Y2K dilemma and ever increasing data processing costs, these institutions are prime candidates to again contract their processing to service companies such as the Company. Further, the Company can process for institutions in all facets of their operations, although no assurance can be given to this effect. See "Management's Discussion and Analysis or Plan of Operation - Year 2000 Dilemma and Compliance."

         Because the Company serves as a link between consumers, merchants and financial institutions and has been and continues to concentrate on: (i) the fulfillment of a niche market consisting of small to medium-sized accounts that have not achieved adequate economies of scale to operate their own in-house programs and systems; (ii) seeking out strategic alliances with appropriate service companies whose advantage depends upon successful data management; and
(iii) providing a personalized customer-service oriented strategy, the Company believes that its marketing approach will earn it a substantial number of new customers and customer conversions. However, no assurance to this effect can be given.

         For small and denovo banks, credit card operations can be highly lucrative. However, for most small banks, the cost of starting up a credit card program is prohibitive because the costs of development of the program, the systems staffing and marketing take more capital than the banks can prudently invest. The Company can alleviate some of this cost and make a bank credit card operation feasible in some cases, although no assurance can be given to this effect.

         A significant part of the sales of the Company's services are made by its executive officers. Additionally, the Company has contracted with its card processing software supplier, PaySys, to market the processing services of the Company. PaySys' credit card management software-solutions are used by more banks, finance companies, processors and retail establishments throughout the world than any other system. In addition, the Company is currently utilizing the marketing personnel of its primary shareholder, CNG, to develop and promote the Company's services. Management of the Company expects the relationship with PaySys and CNG to result in new and additional business for the Company. However, no assurance to this effect can be given.

         The Company has been required to expand its marketing program on a more expedited basis because of the need to develop new sources of revenues following the termination of the Master Agreement in March, 1999. Management has been seeking additional new sources of business from banks and other financial institutions to replace the revenues lost from the processing of the Portfolio. No assurance can be given that these efforts will prove successful in generating new sources of revenues. The failure of the Company to obtain new sources of revenues in the near future could have a material adverse effect on the operations and financial condition of the Company. See "Item 2-Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         In addition, there has been a trend over the last several years for banks and other financial institutions to consolidate, thereby causing shrinkage in the number of possible customers for the Company's services, although the Company is partially protected from this trend by having relatively long-term agreements with its customers. The effects of this trend in consolidation could have a material adverse effect upon the Company's future business prospects. One such consolidation is the purchase of SSB, causing an anticipated decline in revenue from that account to the Company. However, the effects of this trend, in the opinion of management, are off-set by the fact that there are many denovo banks currently in formation and there has been the introduction of new financial instrument programs on a continuous basis. Many of such programs are potential customers for the Company's services. It is uncertain whether the Company will benefit from such new financial instrument programs. No assurance can be given that the Company will be able to replace customers lost to consolidations within the banking industry, and if the Company is successful in replacing revenues lost or that replacement customers will result in enough revenue to off-set lost revenue and profits. See "Description of Business-Credit and Debit Card Services," "Description of Business-Competition," "Item 2-Management's Discussion and Analysis or Plan of Operation" and "Item 7-Certain Relationships and Related Transactions."

COMPETITION

         The industry segments in which the Company's business operates are highly competitive. The Company competes with major and independent providers of services in the credit card industry. Some of the companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company has or will have in the foreseeable future. In addition, the Company competes with businesses that internally perform data processing or other services offered by the Company.

         The industry in which the Company competes is highly fragmented. The Company believes that, with its vast range of services and expertise in Y2K compliance issues, those banking and financial institutions looking for solutions will begin to look to outsourcing as efficient alternative to these issues. However, there can be no assurances to this effect. Management of the Company believes that to succeed in competing for customers in its industry segments, the Company's factors for success are its capabilities, quality of service, price, reputation and, in some cases, convenience of location to the client.

         The Company's ability to compete effectively may also depend on the availability of capital. Many of the Company's competitors have access to significantly greater capital and management resources then does the Company. The Company is not aware of any competitor providing the same range of services as the Company. However, no assurance can be given that such competitors do not exist. The Company's competitive capabilities consist principally of the Company's state of the art card software solutions systems and a focus on a customer-service oriented approach for the small to medium- sized customers. Furthermore, management of the Company believes that the Company enjoys an advantage as a total provider and can, thereby, offer these services at reduced costs to its customers. However, no assurance to this effect can be given.

         Most of the Company's competitors focus on large, high-volume accounts, the Company has an added competitive advantage in seeking out customers in the small to medium-sized card issuers market, which is believed by management to comprise nearly 30% of the nearly 250 million accounts which form the card industry in the United States. However, there is an increasing trend of bank mergers and consolidations, which may, over time, cause the market for the Company's services to shrink and thus, significantly increase competition. See "Description of Business-Sales and Marketing."

REGULATION OF THE COMPANY'S BUSINESS

         Various aspects of the Company's businesses are subject to federal and state regulation, which, depending on the nature of any noncompliance may result in the suspension or revocation of licenses, registrations or certifications, as well as the imposition of civil fines and criminal penalties. Since the Company's services are performed on behalf of the customer and the Company does not take possession of the receivables or funds collected from credit card holders, the Company is not required to have any specific licensing or registration in the states in which the Company's customers operate. However, the Company is required to have the software and procedures that it utilizes are in compliance with various regulations. Among such regulations are: Regulation Z of the Truth in Lending Act and Regulation E of the Electronic Fund Transfers Act. Furthermore, there are portions of the regulations of the FDIC that are applicable to the activities of the Company, as are regulations of the OCC and those of various state regulatory agencies. The Company believes that it is in material compliance with all such regulations in accordance with the Federal Financial Institutions Examination Council, Information Systems Examination Handbook, and VISA and MasterCard certification and compliance mandates.

         With respect to the above requirements, the Company has been audited annually by banking examiners and third party auditors to monitor compliance with all regulations. The Company has received satisfactory ratings on these audits. During September, 1999, the Company contracted with KPMG LLP to perform an independent third party audit. The audit was conducted in accordance with the Statement on Auditing Standards No. 70 ("SAS 70"), "Reports on the Processing of Transactions by Service Organizations" of the American Institute of Certified Public Accounts ("AICPA"). In a report dated October 1, 1999, KPMG LLP expressed an unqualified opinion on the Company's SAS 70 audit. The SAS 70 audit was conducted to determine whether all areas of the Company's processing procedures, application software and internal controls were operating in compliance with prescribed independent auditing standards. Management of the Company believes that the Company continues to meet all required standards and materially complies with all applicable regulations. However, no assurance to this effect can be given.

EMPLOYEES

         As of December 31, 1999, the Company had sixty-five (65) full-time employees, including three (3) corporate executives, fifty-two (52) operations persons, ten (10) administrative personnel and two (2) part-time employees.

         The Company intends to hire additional personnel as the development of the Company's business makes such action appropriate. The loss of the services of key personnel, including its three executive officers, could have a material adverse effect on the Company's business. Since there is intense competition for qualified personnel knowledgeable about the Company's industry, no assurance can be given that the Company will be successful in retaining and recruiting needed key personnel. The Company does not have key-man life insurance for any of its employees.

         The Company's employees are not represented by a labor union and are not covered by a collective bargaining agreement. The Company believes that its employee relations are good.

         RISK FACTORS

         THIS REGISTRATION STATEMENT MAY BE DEEMED TO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE REFORM ACT. FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT OR HEREAFTER INCLUDED IN OTHER PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE COMMISSION, REPORTS TO THE COMPANY'S STOCKHOLDERS AND OTHER PUBLICLY AVAILABLE STATEMENTS ISSUED OR RELEASED BY THE COMPANY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FUTURE RESULTS ARE BASED UPON MANAGEMENT'S BEST ESTIMATES BASED UPON CURRENT CONDITIONS AND THE MOST RECENT RESULTS OF OPERATIONS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, RISKS SET FORTH HEREIN, EACH OF WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE ACCURACY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

         THERE IS A LIMITED PUBLIC MARKET FOR THE COMPANY'S COMMON STOCK. PERSONS WHO MAY OWN OR INTEND TO PURCHASE SHARES OF COMMON STOCK IN ANY MARKET WHERE THE COMMON STOCK MAY TRADE SHOULD CONSIDER THE FOLLOWING RISK FACTORS, TOGETHER WITH OTHER INFORMATION CONTAINED ELSEWHERE IN THE COMPANY'S REPORTS, PROXY STATEMENTS AND OTHER AVAILABLE PUBLIC INFORMATION, AS FILED WITH THE COMMISSION, PRIOR TO PURCHASING OR SELLING SHARES OF THE COMMON STOCK:

         FINANCIAL RISKS

         LOSS OF MAJORITY OF THE COMPANY'S REVENUE GENERATING CUSTOMER. On July 23, 1998, the Colorado State Banking Board ordered the closure of BestBank and the FDIC assumed the role of receiver of BestBank. The single largest asset of BestBank consisted of the Portfolio serviced by the Company. As of the date of this Registration Statement, the Company is no longer servicing any of the accounts in the Portfolio. The effect of these events was to eliminate approximately 83% of the Company's monthly revenues, as measured during 1998, which has had a material adverse effect on the Company's results of operations for the nine months ended September 30, 1999 and possibly thereafter. As of the date of this Registration Statement, the Company has only been able to add 6,000 accounts to the accounts being serviced by the Company. This has resulted in a reduction of monthly revenue since December 31, 1998 of $900,000 per month. No assurance can be given that the Company will be able to attract sufficient new business or to obtain adequate new financing. If the Company does not generate adequate revenue producing business or proceeds from financing, the Company will have to curtail its operations significantly, which will have a material adverse effect on the Company's financial condition. See "Item 2-Management's Discussion and Analysis of Financial Condition or Plan of Operation" and "Financial Statements."

         NEED FOR ADDITIONAL CAPITAL FOR EXPANSION. The Company's current business plan includes a strategy to expand as a provider of processing services through the development of new customers. Financing for such acquisitions or development may not be available to the Company on commercially reasonable terms. In the event the Company cannot obtain the additional financing needed to fulfill its acquisition strategy, the Company may be unable to achieve its proposed expansion strategy. See "Item 2 - Management's Discussion and Analysis or Plan of Operation."

         RELIANCE ON CUSTOMERS. BestBank represented approximately 83% and 30% of the Company's revenue for the Company's fiscal years ended December 31, 1998 and 1997 and 65% for the nine months ended September 30, 1999. Much of the anticipated short term future growth in the business of the Company, in order to replace the loss of the Best Bank Portfolio, is expected to be derived from the agreement with Platinum and the anticipated agreement with CNG, the Company's primary shareholder. No assurance can be given that such companies will continue to do business with the Company in the future or that the basis upon which they do business with the Company will be profitable to the Company. See "Description of Business-Credit and Debit Card Services," "Item 2-Management's Discussions and Analysis or Plan of Operation" and "Item 7-Certain Relationships and Related Transactions."

         GENERAL BUSINESS OPERATIONS RISKS

         ADVERSE TRENDS IN THE COMPANY'S BUSINESS. There has been a trend over the last several years for banks and other financial institutions to consolidate, thereby causing shrinkage in the number of possible customers for the Company's services. The Company is partially protected from this trend by having relatively long-term agreements with its customers. One such consolidation is the purchase of SSB by American State Bank ("ASB"), causing a decline in revenue from that account to the Company. The effects of this trend in consolidation could have a material adverse effect upon the Company's future business prospects. However, the effects of this trend, in the opinion of management, is offset by fact that there are approximately 300 denovo banks currently in formation and there has been the introduction of new financial instrument programs on a continuous basis. Many of such programs are potential customers for the Company's services. It is uncertain whether the Company will benefit from such new financial instrument programs. No assurance can be given that the Company will be able to replace customers lost to consolidations within the banking industry, or that if the Company is successful in replacing such customers, that such replacement customers will result in enough revenue to offset lost revenue and profits. See "Description of Business-Sales and Marketing," "Description of Business-Competition," "Item 2-Management's Discussion and Analysis of Financial Condition or Plan of Operation" and "Item 3-Properties."

         GOVERNMENT REGULATION OF BUSINESS. Various aspects of the Company's businesses are subject to federal and state regulation, which, depending on the nature of any noncompliance may result in the suspension or revocation of licenses, registrations or certifications, as well as the imposition of civil fines and criminal penalties. Since the Company's services are performed on behalf of the customer and the Company does not take possession of the receivables or funds collected from credit card holders, the Company is not required to have any specific licensing or registration in the states in which the Company's customers operate. However, the Company is required to have the software and procedures that it utilizes are in compliance with various regulations. The Company believes that it is in material compliance with all such regulations in accordance with the Federal Financial Institutions Examination Council, Information Systems Examination Handbook, and VISA and MasterCard certification and compliance mandates. However, no assurance to that effect can be given. See "Description of Business-Regulation of Company's Business."

         COMPETITION. The credit card service industry is fragmented and highly competitive. The Company directly and indirectly competes with other businesses, including businesses in the credit card service industry. In many cases, these competitors are larger and more firmly established than the Company. In addition, many of such competitors have greater marketing and development budgets and greater capital resources than the Company. Accordingly, there can be no assurance that the Company will be able to achieve and maintain a competitive position in the Company's industry. See "Description of Business-Competition."

         NEED FOR LIABILITY INSURANCE. The Company's products and services subject the Company to potential exposure from customer claims in the event of financial loss resulting from the operation of the Company's business. The Company maintains insurance coverage from St. Paul Fire and Marine Insurance Company in the amount of $1,000,000 per occurrence and a $2,000,000 aggregate limit. Any product liability claim against the Company seeking damages in excess of the amount of the Company's insurance coverage then in place, if any, could expose the Company to damages or legal expenses which could be significant and which could have a material adverse effect on the Company. The inability of the Company to retain this insurance coverage or obtain adequate product liability insurance coverage in the future or the entry of a judgment against the Company in excess of available insurance coverage could force the Company either to reduce operations or cease business activities altogether. See "Description of Business."

         DEPENDENCE ON KEY PERSONNEL. The Company is dependent upon the skills of its management team and the relationships of key executive personnel. There is strong competition for qualified personnel in the financial services industry and an inability to continue to attract, retain and motivate key personnel could adversely affect the Company's intended business. There can be no assurances that the Company will be able to retain its existing key personnel or to attract additional qualified personnel. The Company does not have any key man life insurance on any members of senior management, but will consider purchasing such insurance when such insurance is deemed affordable. See "Item 9 - Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act" and "Item 7-Certain Relationships and Related Transactions."

         CONTROL BY PRINCIPAL STOCKHOLDERS. The Company's principal stockholders, directors and executive officers and their affiliates control the voting power of approximately 70% of the outstanding Common Stock. As a result of such Common Stock ownership, such persons will be in a position to exercise significant control with respect to the affairs of the Company and the election of directors. See "Item 4-Security Ownership of Certain Beneficial Owners and Management."

         SECURITIES RISKS

         LIMITED PUBLIC MARKET FOR COMMON STOCK. There is currently a limited public market for the Company's Common Stock. Holders of the Company's Common Stock may, therefore, have difficulty selling their Common Stock, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares of Common Stock, which may be purchased, may be sold without incurring a loss. Further, the market price for the Common Stock may be volatile depending on a number of factors, including business performance, industry dynamics, news announcements or changes in general economic conditions. See "Item 5-Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

         DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock is currently listed for trading in the over-the-counter market on the Over-The-Counter Electronic Bulletin Board ("OTCB") maintained by the National Association of Securities Dealers, Inc. ("NASD"), or in the "pink sheets" maintained by the National Quotation Bureau, Inc., which are generally considered to be less efficient markets than markets such as NASDAQ or other national exchanges, and which may cause difficulty in conducting trades and in obtaining future financing. The Company's securities are subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. Because the Company's securities are subject to the "penny stock rules," investors will find it more difficult to dispose of the securities of the Company. Further, for companies whose securities are traded in the OTCB, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant new events because major wire services, such as the Dow Jones News Services, generally do not publish press releases about such companies, and
(iii) for companies whose shares are traded in OTCB to obtain needed capital. See "Item 1-Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

         LACK OF DIVIDENDS ON COMMON STOCK. The Company has paid no dividends on its Common Stock, as of the date of this Registration Statement, and there are no plans for paying dividends on the Common Stock in the foreseeable future. The Company intends to retain earnings, if any, to provide funds for the expansion of the Company's business. See "Item 1-Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

         FUTURE ISSUANCES OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"), with such designation, rights, preferences and privileges as may be determined from time to time by the Board of Directors, without stockholder approval. In the event of issuance of preferred stock, such issuance could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurances that the Company will not do so in the future. "Item 1-Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

         SHARES ELIGIBLE FOR FUTURE SALE; ISSUANCE OF ADDITIONAL SHARES. In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities shares for a least one year, including persons who may be deemed "affiliates" of the Company, as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"), would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned his shares for at least one year, would be entitled to sell such shares without regard to any volume limitations under Rule 144.

         Future sales of shares of Common Stock by the Company and its stockholders could adversely affect the prevailing market price of the Common Stock. There are currently 38,511,512 shares of Common Stock issued and outstanding, of which approximately 12,488,715 shares are free trading shares or are eligible to have the restrictive legend removed pursuant to Rule 144(k) promulgated under the Securities Act. In addition, approximately 10,631,250 shares of the Company's restricted Common Stock are eligible for resale pursuant to Rule 144, all of which may be deemed to be held by affiliates of the Company. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. Pursuant to its Certificate of Incorporation, the Company has the authority to issue additional shares of Common Stock. The issuance of such shares could result in the dilution of the voting power of the currently issued and outstanding Common Stock. See "Item 1-Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

         POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. The Company's Certificate of Incorporation includes certain provisions, which are intended to protect the Company's stockholders by rendering it more difficult for a person or persons to obtain control of the Company without cooperation of the Company's management. The Company is subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, the law restricts the ability of a publicly held Delaware corporation from engaging in certain "business combinations" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. Such provisions are often referred to as "anti-takeover" provisions. The "anti-takeover" provisions in the Certificate of Incorporation may delay, deter or prevent a takeover of the Company which the stockholders may consider to be in their best interests, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of their securities at above-market prices, or limit the ability of stockholders to remove incumbent directors as readily as the stockholders may consider to be in their best interests. See "Item 1-Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

         LIMITATIONS ON DIRECTOR LIABILITY. The Company's Certificate of Incorporation provides, as permitted by governing Delaware law, that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director. See "Item 2-Executive Compensation - Indemnification of Officers and Directors."

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         THIS REGISTRATION STATEMENT, INCLUDING THE DISCLOSURES BELOW, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. WHEN USED HEREIN, THE TERMS "ANTICIPATES," "EXPECTS," "ESTIMATES," "BELIEVES" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT, ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH MATERIAL DIFFERENCES INCLUDE THE FACTORS DISCLOSED IN THE "RISK FACTORS" SECTION OF THIS REGISTRATION STATEMENT, WHICH READERS OF THIS REGISTRATION STATEMENT SHOULD CONSIDER CAREFULLY.

         OVERVIEW OF PRESENTATION. As of May 1, 1997, Messrs. Gallant and Baetz acquired 100% of the issued and outstanding FICI Common Stock for $1,600,000 in cash from certain unaffiliated parties. As of September 23, 1997, the Company entered into a Stock Purchase Agreement with Messrs. Gallant and Baetz, pursuant to which the Company issued an aggregate of 10,631,250 shares of the Company's Common Stock in exchange for 100% of the issued and outstanding shares of FICI Common Stock. The Company also issued 618,750 shares of Common Stock to a third party, which is not an affiliate of Messrs. Gallant and Baetz, for services rendered to the Company for arranging the transactions, which are the subject of the Stock Purchase Agreement. In connection with the closing of the Stock Purchase Agreement, FICI became the sole operating subsidiary of the Company. See "Item 3-Legal Proceedings."

         In connection with the transactions relating to the Stock Purchase Agreement and the acquisition of the FICI Common Stock by Messrs. Gallant and Baetz, such persons obtained a controlling interest in FICI and, thereafter, the Company. Therefore, for accounting purposes, the transactions relating to the Stock Purchase Agreement are deemed to be transactions between entities under common control. Accordingly, the business combination between the Company and FICI was accounted for in a manner similar to a pooling of interests, whereby the accounts of the entities involved were not revalued, but were combined at their historical basis.

         FICI's assets and liabilities were restated at their estimated fair market value as of May 1, 1997 on the balance sheets of the Company at December 31, 1998 and December 31, 1997, in the Company's consolidated financial statements for the years ended December 31, 1998 and 1997, included elsewhere herein, at May 1, 1997, utilizing "pushdown accounting." The fair market value of the restated assets was $1,200,746, and the fair value of the restated liabilities was $574,670 at May 1, 1997. The purchase price (equity) of $1,600,000 plus the restated liabilities of $574,670 totaled $2,174,670, as of the date of purchase. The difference between the revalued liabilities and equity of $2,174,670 and the restated assets of $1,200,746 resulted in the recording of $973,924 as goodwill. The goodwill is anticipated to be amortized over 20 years in accordance with generally accepted accounting principles, with a resulting expense to the Company from goodwill amortization of approximately $4,058 per month, with $36,522 of amortization expense included in the period ended September 30, 1999 and $48,696 of amortization expense included in the period ending December 31, 1998 and $32,655 (from May 1, 1997 to December 31, 1997) of amortization expense included in the results of operations for the year ended December 31, 1997.

         The Company has included in this Registration Statement the unaudited consolidated financial statements of the Company for the nine months ended September 30, 1999 and 1998 and the audited consolidated financial statements of the Company for the years ended December 31, 1998 and 1997, which include the audited consolidated balance sheets of the Company as of December 31, 1998 and December 31, 1997, and the related consolidated income statements and statements of changes in stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. The consolidated financial statements of the Company for the period ended September 30, 1999 reflect the results of operations and cash flows of Fi-Scrip, Inc., which the Company acquired in January, 1999. The consolidated income statements and statements of cash flows of the Company for the years ended December 31, 1998 and 1997, which form a part of the Company's consolidated financial statements for such periods, reflect the results of operations and cash flows of the parent holding company for the four months ended April 30, 1997, and the consolidated results of operations and cash flows of the parent holding company and FICI for the year ended December 31, 1998 and the eight (8) months ended December 31, 1997.

         For purposes of the following discussion and analysis, the results of operations for the years ended December 31, 1998 and December 31, 1997, presented herein, reflect the consolidated results of operations of the parent holding company and FICI for the eight months ended December 31, 1997 and the results of operations of FICI for the four months ended April 30, 1997. This method of presentation was set forth herein to permit useful comparison between the aggregated twelve month periods ended December 31, 1998 and December 31, 1997 with respect to FICI, the Company's sole operating subsidiary. Comparisons between the consolidated operations of the parent holding company and FICI for the year ended December 31, 1998 and the eight month period ended December 31, 1997 and the operations of the parent holding company during the four (4) months ended April 30, 1997 are not meaningful because the parent holding company had insignificant operations during such earlier period.

         RECENT CHANGES IN THE BUSINESS OF THE COMPANY; CLOSURE OF BESTBANK AND RELATED MATTERS. On July 23, 1998, the Colorado State Banking Board ordered the closure of BestBank and the FDIC assumed the role of receiver of BestBank. The single largest asset of BestBank was the portfolio of credit card accounts receivable serviced by the Company (the "Portfolio"). As of December 31, 1998, the number of active credit card accounts serviced by the Company was 661,795, of which 622,837 were serviced by the Company pursuant to a master agreement (the "Master Agreement") entered into as of October 1, 1997 with BestBank. For the year ended December 31, 1998, revenue from the Portfolio accounted for approximately 83% of the Company's total revenues. For the nine months ended September 30, 1999, revenue from the Portfolio accounted for approximately 65% of the Company's total revenues. No other customers accounted for 10% or more of the Company's total revenues. As of the date of this Amended Registration Statement the Company provides no services pursuant to the Master Agreement.

         On November 3, 1998, the FDIC announced a sealed-bid auction for the sale of the Portfolio. On December 24, 1998, RRI Credit Corporation ("RRICC"), which is not affiliated with the Company, was awarded the contract to purchase the Portfolio from the FDIC. The purchase and sale agreement between RRICC and the FDIC, dated December 24, 1998 ("Purchase and Sale Agreement"), called for a $1,000,000 nonrefundable deposit to be paid by RRICC and a closing date of January 29, 1999.

         Following the closure of BestBank, the Company continued to process the Portfolio under the terms of the Master Agreement. The Company entered into an initial processing agreement with RRICC, on December 14, 1998, and as amended on January 15, 1999 ("RRICC Processing Agreement"), which was conditional on closing of the Purchase and Sale Agreement. In consideration for entering into the RRICC Processing Agreement, the Company lent RRICC $1,000,000 at 10% interest, which enabled RRICC to make a non-refundable deposit under the Purchase and Sale Agreement. The loan is non-recourse to RRICC, unless the deposit is returned by the FDIC. There is no current expectation on the part of the Company that the deposit will be returned. The Board of Directors of the Company determined that it was in the best interests of the Company to lend this money to RRICC in order to assist RRICC in being awarded the bid, thereby enabling the Company to continue to be able to receive revenue from processing the Portfolio under the RRICC Processing Agreement that otherwise could have been lost if the FDIC sold the Portfolio to another bidder or simply liquidated the Portfolio.

         Due to circumstances discussed below, RRICC was unable to meet certain conditions to close the Purchase and Sale Agreement by January 29, 1999. As of that date, RRICC and FDIC agreed to extend the closing date for the Purchase and Sale Agreement to February 22, 1999, and the Company became a party to the Purchase and Sale Agreement. The Company agreed, as a condition to the extension of the closing date, that during the extension period, the Company would continue to process the Portfolio under the Master Agreement and would forego receipt of fees and reimbursement of expenses in anticipation that the Purchase and Sale Agreement would close by February 22, 1999, at which time the Company would be entitled to recoup such fees and expenses, which totaled approximately $550,000. The Board of Directors of the Company determined it would be in the best interests of the Company to continue to process the Portfolio and to forego receipt of fees for the limited period of time of the extension rather than the FDIC selling the Portfolio to another bidder or liquidating the Portfolio.

         Since RRICC intended to operate the Portfolio as an ongoing business, all parties understood that RRICC would be required to enter into a sponsorship agreement with a bank licensed to do business with VISA. Prior to the execution of the January 29, 1999 extension agreement, facts had come into the possession of the Company that there may have been hindrance by certain regulators with efforts to negotiate a sponsorship agreement between RRICC and such a bank. This hindrance had the effect of preventing RRICC from being in a position to close the Purchase and Sale Agreement in a timely manner and, in fact, was one of the reasons that RRICC requested the extension in the first place. When these facts were brought to the attention of the FDIC, the FDIC stated that it had investigated the allegations and could find no facts to support the allegations. Notwithstanding the FDIC's denials, the parties proceeded to execute the January 29, 1999 extension agreement, based on the intention of RRICC and the Company to use the time to identify a new bank and to negotiate a sponsorship agreement.

         Between January 29, 1999 and February 22, 1999, the Company learned of further efforts by certain regulators to hinder the ability of RRICC to obtain a sponsoring bank. This additional hindrance, in the opinion of management of the Company, resulted in the prevention of RRICC from being able to close on the Purchase and Sale Agreement. On February 22, 1999, RRICC notified the Company and the FDIC that, because of such hindrance, the extension period had been an insufficient amount of time in which to find a sponsoring bank. RRICC and the FDIC discussed a further extension of the closing date. On February 26, 1999, the FDIC notified the Company that negotiations with RRICC had failed and that procedures to liquidate the Portfolio, which had already begun, would continue. In addition, the FDIC announced that it was terminating the Master Agreement, as of March 4, 1999.

         The effect of these events was to eliminate approximately 83% of the Company's monthly revenues from processing, as measured during 1998, which has had a material adverse effect on the Company's 1999 results of operations. The inability of RRICC to close the Purchase and Sale Agreement resulted in the loss of the $1,000,000 non-refundable deposit and the nonrepayment of the Company's loan to RRICC. This loss resulted in the Company's charging-off of the note receivable from RRICC in the Company's 1998 fourth quarter and year end results of operations.

         RESULTS OF OPERATIONS FOR THE NINE (9) MONTHS ENDED SEPTEMBER 30, 1999 AND 1998. Total operating revenues for the nine (9) months ended September 30, 1999 decreased approximately 50% to $4,738,557 from $9,515,833 for the nine (9) months ended September 30, 1998. Total operating revenues principally include:
(i) credit card processing revenues, (ii) banking and financial service revenues and (iii) debit card and EBT processing revenue. Total operating revenues during the nine (9) months ended September 30, 1999 included $510,979 in net operating revenue of Fi-Scrip, after inter company elimination. All of the outstanding common stock of Fi-Scrip was contributed to the Company from its principal shareholders, as of January 1, 1999, for no consideration. See "Operations of Fi-Scrip."

         Credit card processing revenues during the nine (9) months ended September 30, 1999 decreased 51% to $3,797,474 from $7,740,448 during the nine
(9) months ended September 30, 1998. This decrease primarily relates to the loss of revenues associated with the Master Agreement. The Master Agreement with Best Bank represented 73% of the credit card revenues for the nine (9) months ended September 30, 1999.

         Banking and financial service and courier revenues during the nine (9) months ended September 30, 1999 decreased to $73,842 and $950 from $616,018 and $51,235, respectively. These sources of revenue have steadily declined since the acquisition of Security State Bank ("SSB") by American State Bank ("ASB"), as of August 1, 1998. ASB has been in the process of converting SSB's portfolio to an in-house processing system. The Company generated revenues of approximately $75,000 per month from this account during the previous three (3) years. The Company entered into a contract to continue the credit card processing services for ASB through August 1, 2000, which currently generates approximately $20,000 per month. The Company generated revenues of approximately $128,286 during the nine (9) months ended September 30, 1999. Management believes that anticipated increases from the Company's credit card operations and future bank processing opportunities will replace this reduced source of revenues. However, no assurance to this effect can be given.

         The Company has been focusing on the development of its credit card processing services and thus did not make significant marketing efforts to develop the banking and financial services business segment. However, the Company's future business development plans include an effort to expand this line of business by targeting banks and financial institutions based on the increased capacity of the Company's equipment and hardware in connection with the upgraded lease with IBM and the installation of the Kirchman Dimension 3000 banking software. No assurances can be given that such efforts will result in increased revenues to the Company. See "Year 2000 Compliance Issues."

         Revenues from Pride Refining, Inc. ("Pride") decreased to $157,000 for the nine (9) months ended September 30, 1999 from $263,000 for the nine (9) months ended September 30, 1998. This revenue decrease was due to a decision of the management of Pride to take its computer processing activities in-house. This removal of processing from the Company to Pride is being converted in stages and should be completed by the last quarter of 1999. The loss of the Pride revenue is not anticipated to have a material adverse effect on total revenue for fiscal year 1999. However, no assurance to this effect can be given.

         Total operating expenses during the nine (9) months ended September 30, 1999 increased 1% to $6,865,888 from $6,766,057 during the nine (9) months ended September 30, 1998. Total operating expenses principally include: (i) cost of salaries and employee benefits, (ii) equipment and software expenses, (iii) cost of office supplies and services, (iv) rental and facilities maintenance expenses, (v) depreciation and amortization expenses, (vi) professional and outside services, and (vii) other operating expenses, as follows:

         Cost of salaries and employee benefits during the nine (9) months ended September 30, 1999 increased 8% to $2,482,695 from $2,307,886 during the nine
(9) months ended September 30, 1998. This increase primarily resulted from an increase in the average number of full time employees, which peaked during the latter part of 1998 and first half of 1999, for the nine (9) months ended September 30, 1999, as compared to the nine (9) months ended September 30, 1998.

         Equipment and software lease expenses during the nine (9) months ended September 30, 1999 increased 53% to $2,016,083 from $1,318,048 during the nine
(9) months ended September 30, 1998. This increase primarily related to new software leases and a high speed laser printer lease.

         Cost of computer and office supplies during the nine (9) months ended September 30, 1999 decreased 58% to $192,416 from $459,708 during the nine (9) months ended September 30, 1998. This decrease is the result of a decline in the supplies used in connection with the BestBank portfolio contract, which was terminated May 17, 1999.

         Facilities rent and repair and maintenance expenses during the nine (9) months ended September 30, 1999 decreased 16% to $646,159 from $772,116 during the nine (9) months ended September 30, 1998. This decrease related to the termination of the Company's office lease in Florida in December, 1998.

         In addition, depreciation and amortization expenses during the nine (9) months ended September 30, 1999 increased 98% to $318,777 from $161,207 during the nine (9) months ended September 30, 1998. The increase related to the acquisition and upgrade of the Company's computer and software equipment throughout 1998.

         Telephone expenses during the nine (9) months ended September 30, 1999 decreased 71% to $192,334 from $669,037 primarily related to the termination of the BestBank Portfolio and the resulting decline in customer service calls handled by the Company.

         Professional and outside services expenses during the nine (9) months ended September 30, 1999 increased 3% to $575,871 from $557,989 during the nine
(9) months ended September 30, 1998. The increase related primarily to increased legal fees pertaining to the termination of the Master Agreement, the unsuccessful attempt to acquire the BestBank Portfolio and the transaction with CNG.

         Other operating expenses during the nine (9) months ended September 30, 1999 decreased 20% to $301,208 from $374,983 during the nine (9) months ended September 30, 1998. The decrease is primarily related to a decline in bad debt expense, offset by $131,912 in marketing expense recorded in the nine (9) months ended September 30, 1999. Additionally, other operating expenses included $169,296 relating to Fi-Scrip's operations for the nine (9) months ended September 30, 1999 versus none for the nine (9) months ended September 30, 1998.

         Other revenues and expenses resulted in total other income of $215,446 during the nine (9) months ended September 30, 1999, as compared to total other expenses of $61,403 during the nine (9) months ended September 30, 1998. This decrease in expenses and resulting income between the respective periods resulted from interest income of $63,347 from certain certificates of deposit during the nine (9) months ended September 30, 1999, as compared to $34,607 during the nine (9) months ended September 30, 1998, offset by a decrease of interest expense of $72,826 during the nine (9) months ended September 30, 1999 from $96,010 during the nine (9) months ended September 30, 1998, primarily relating to the line of credit (the "Line of Credit") provided by Century. The income was the result of collections made on bad debt written off in the prior year of $224,925. See "Closure of BestBank and Related Matters."

         As a result of the foregoing, the Company generated a net loss of $1,263,953 during the nine (9) months ended September 30, 1999, as compared to a net profit of $1,773,184 during the nine (9) months ended September 30, 1998. The Company generated a loss from operations of $2,127,331 during the nine (9) months ended September 30, 1999, as compared to income from operations of $2,749,776 during the nine (9) months ended September 30, 1998. This decrease in income from operations primarily resulted from decreased revenue related to the BestBank Portfolio. The Company's proposed business plan contemplates the future growth of revenues in connection with the Company's expansion strategy. There can be no assurance that the Company's expansion strategy will result in continued growth of demand for the Company's services or increased revenues or profitability. See "Liquidity and Capital Resources."

         RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997. Total operating revenues for the year ended December 31, 1998 increased approximately 186% to $12,967,805 from $4,538,839 for the year ended December 31, 1997. Total operating revenues principally include: (i) credit card processing revenues, and (ii) banking and financial service revenues.

         Credit card processing revenues during the year ended December 31, 1998 increased 331% to $10,747,212 from $2,495,762 during the year ended December 31, 1997. This increase primarily relates to the revenues associated with the Master Agreement. The Master Agreement with Best Bank represented 83% of the credit card revenues for the year ended December 31, 1998.

         Banking and financial service revenues during the year ended December 31, 1998 decreased to $680,091 from $929,164. This decrease primarily related to the decrease in revenues from the Company's processing arrangements with SSB during the second half of 1998. As of August 1, 1998, ASB acquired SSB and converted its portfolio to an in-house processing system. The Company generated revenues of approximately $75,000 per month from this account during the previous three (3) years. The Company entered into a contract to continue the item and backroom processing services for ASB through February 29, 1999. The Company generated revenues of approximately $104,000 from August, 1998 through December 31, 1998. One time deconversion charges of approximately $25,000 were included in the August, 1998 revenues. Management believes that anticipated increases from the Company's credit card operations and future bank processing opportunities will replace this reduced source of revenues and that the loss of the SSB account is not anticipated to have a material adverse effect on total revenue for fiscal 1999. However, no assurance to this effect can be given. The Company intends to expand this line of business by targeting banks and financial institutions based on the increased capacity of the Company's equipment and hardware in connection with the upgraded lease with IBM and the installation of the Kirchman Dimension 3000 banking software. No assurances can be given that such efforts will result in increased revenues to the Company. See "Management's Discussion and Analysis or Plan of Operation - Year 2000 Dilemma and Compliance."

         Revenues from Pride Refining, Inc. ("Pride") decreased to $347,000 for the year ended December 31, 1998 from $715,500 for the year ended December 31, 1997. This revenue decrease was due to a decision of the management of Pride to take its computer processing activities in-house. This removal of processing from the Company to Pride is being converted in stages and should be completed by the summer of 1999. Due to the increase in revenues from the Company's credit card operations and bank processing, the loss of the Pride revenue did not have a material adverse effect on total revenue for fiscal year 1998.

         Total operating expenses during the year ended December 31, 1998 increased 97% to $9,760,857 from $4,950,018 during the year ended December 31, 1997. Total operating expenses principally include: (i) cost of salaries and employee benefits, (ii) equipment expenses, (iii) cost of office supplies and services, (iv) rental and facilities maintenance expenses, and (v) depreciation and amortization expenses, as follows:

         Cost of salaries and employee benefits during the year ended December 31, 1998 increased 59% to $3,229,550 from $2,027,449 during the year ended December 31, 1997. This increase primarily resulted from an increase of approximately 19 full time employees at December 31, 1998 from December 31, 1997 to enable the Company to accommodate increased demand for credit card processing services relating to the Master Agreement.

         Equipment lease and maintenance expenses during the year ended December 31, 1998 increased 66% to $2,438,112 from $1,470,993 during the year ended December 31, 1997. This increase primarily related to the negotiation of an equipment lease with IBM to upgrade the Company's computer hardware and the lease of Data Card 9000 credit card production equipment during the last quarter of the year ended December 31, 1997.

         Cost of office supplies and services, including professional and outside services, during the year ended December 31, 1998 increased 300% to $2,353,177 from $588,197 during the year ended December 31, 1997. This increase related to the expanded volume of services provided by the Company as a result of the Master Agreement.

         Facilities rent expense during the year ended December 31, 1998 increased 64% to $436,493 from $266,267 during the year ended December 31, 1997. This increase related to the negotiation of a new office lease agreement in August, 1997, which increased the Company's office space from 22,000 square feet to 52,000 square feet.

         In addition, depreciation and amortization expenses during the year ended December 31, 1998 increased 4% to $212,542 from $205,049 during the year ended December 31, 1997. The increase related to the revaluation of the Company's assets to fair market value on May 1, 1997 in connection with the completion of the transactions relating to the Stock Purchase Agreement.

         Other revenues and expenses resulted in total other expenses of $69,645 during the year ended December 31, 1998, as compared to total other expenses of $250,203 during the year ended December 31, 1997. This decrease in expenses between the respective periods resulted from $186,921 of costs related to the acquisition of FICI by the Company in the third quarter of 1997, which were not recurring during the twelve (12) months ended December 31, 1998, and interest income of $49,056 from certain certificates of deposit during the year ended December 31, 1998, as compared to $9,640 during the year ended December 31, 1997, offset by a net increase of interest expense of $45,779 during the year ended December 31, 1998 from the year ended December 31, 1997, primarily relating to the Line of Credit provided by Century, an affiliate of Messrs. Gallant and Baetz. See "Description of Business-Recent Changes in the Business of the Company; Closure of BestBank and Related Matters."

         Further, certain miscellaneous expenses, including insurance, postage and delivery fees, and franchise use and sales taxes, during the year ended December 31, 1998, increased 192% to $902,738 from $309,268 during the year ended December 31, 1997. These increases resulted primarily from the expanded volume of services provided by the Company as a result of the Master Agreement.

         As a result of the foregoing, the Company generated net income of $2,024,675 during the year ended December 31, 1998, as compared to a net loss of $507,720 during the year ended December 31, 1997. The Company generated income from operations of $3,206,948 during the year ended December 31, 1998, as compared to a loss from operations of $479,626 during the year ended December 31, 1997. This increase in income from operations primarily resulted from increased revenue related to the conversion of the BestBank credit card portfolio in October, 1997 pursuant to the Processing Agreement, which has been terminated by the FDIC, as of March 4, 1999, in connection with the closure of BestBank. Due to economies of scale related to the increased number of accounts processed, expenses increased at a much lower percentage than revenues. Also, the Company's proposed business plan contemplates the growth of revenues in connection with the Company's expansion strategy. There can be no assurance that the Company's expansion strategy will result in continued growth of demand for the Company's services or increased revenues or profitability or that the termination of the Processing Agreement will not have a material adverse effect on the financial condition of the Company. See "Liquidity and Capital Resources."

         LIQUIDITY AND CAPITAL RESOURCES. At September 30, 1999, the ratio of current assets to current liabilities were 2 to 1 as compared to 1.47 to 1 at December 31, 1998. At December 31, 1998, the ratio of current assets to current liabilities was 1.47 to 1 as compared to 0.82 to 1 at December 31, 1997.

         The Company's cash flow needs for the nine (9) months ended September 30, 1999 were provided from operations and from the purchase of $500,000 of the Company's Common Stock on September 16, 1999 by CNG. At September 30, 1999, $20,000 in unallocated reserves were carried by the Company for bad debts. At September 30, 1999, prepaid expenses and other assets were $549,423 and are anticipated to be expensed as used in the future. Net property and equipment was $1,330,193 at September 30, 1999. There were no major capital additions during the nine (9) months ended September 30, 1999. On April 2, 1998, the Company obtained an interim construction loan from ASB in the principal amount of $160,000 related to the purchase and construction of a credit card production facility. On August 1, 1998, the interim loan was converted to a note payable on August 1, 2001. The note is secured by the production facility building, and bears interest at the prime rate plus 1%. As of September 30, 1999, the principal outstanding balance on the note was $141,787.

         The Company's cash flow needs for the year ended December 31, 1998 were primarily provided from operations. The Company's cash flow needs for the year ended December 31, 1997 were primarily provided from operations and the Line of Credit. At December 31, 1998, a $270,000 unallocated reserve for bad debts was carried by the Company. At December 31, 1998, prepaid expenses were $582,633 and are anticipated to be expensed as used in the future. Net property and equipment was $1,502,945 at December 31, 1998. On April 2, 1998, the Company obtained an interim construction loan from ASB in the principal amount of $160,000 related to the purchase and construction of a credit card production facility. On August 1, 1998, the interim loan was converted to a note payable on August 1, 2001. The note is secured by the production facility building, and bears interest at the prime rate plus 1%. As of December 31, 1998, the principal outstanding balance on the note was $154,577. Major capital additions during the year ended December 31, 1998 included personal computer system and network upgrades of approximately $207,000, software upgrades of approximately $350,000, and building expenses of approximately $183,000 relating to the construction of the production facility.

         As of March 17, 1999, the FDIC announced that it was terminating the Master Agreement with BestBank. The effect of these events was be to eliminate approximately 83% of the Company's monthly revenues from processing, as measured during 1998, which has had a material adverse effect on the Company's results of operations during the quarter and nine months ending September 30, 1999 and is anticipated to have a material adverse effect on the Company's results of operations for the year ending December 31, 1999.

         Management of the Company hopes the Company will be able to replace the loss of revenue from the Master Agreement and is currently working to negotiate new business to offset such loss. Management is continuing to strategically reduce operating costs in an effort to streamline the Company's operations while maintaining the integrity of systems and the overall ability of the Company to move swiftly and effectively to implement new business.

         On September 16, 1999, FICI effectively terminated an eight hundred thousand dollars ($800,000) unsecured operating line of credit through Century. FICI agreed to offset $576,352 in accounts receivable from Century to FICI against the $827,921 balance of the line of credit, which included $27,921 in accrued interest payable, and through the Company, issued 1,006,276 shares of Common Stock in consideration of the cancellation of the remaining $251,569 balance of the line of credit. The line of credit carried an annual percentage rate of ten percent (10%). Under the terms of the line of credit, FICI paid interest on a monthly basis with the unpaid principal due at maturity, September 15, 1999. The outstanding balance on the line of credit as of December 31, 1998 was $700,000.

         On September 16, 1999, Fi-Scrip effectively terminated an operating line of credit through Century. The Company agreed to issue 730,236 shares of Common Stock in consideration of the cancellation of the $182,559 balance of the line of credit, including $6,604 in accrued interest payable. The line of credit, dated May 1, 1998, with Century provided Fi-Scrip with a maximum operating line of credit of two hundred and fifty thousand dollars ($250,000). The note carried an annual percentage rate of ten percent (10%). Under the terms of the note, Fi-Scrip paid interest on a monthly basis with the unpaid principal due on demand.

         Cash and cash equivalents were $975,566 as of September 30, 1999, as compared to $268,400 as of December 31, 1998. This increase was primarily attributable to the acquisition of Fi-Scrip on January 1, 1999. Cash and cash equivalents were $268,400, as of December 31, 1998, as compared to $17,861 as of December 31, 1997. This increase was primarily attributable to positive cash flow during the year ended December 31, 1998.

         As of September 30, 1999 and December 31, 1998, the Company's long-term borrowings were $129,625 and $143,182, respectively. Long-term borrowings, at September 30, 1999, consisted of the note payable of $141,787 to ASB, less the current portion of the note payable. As of December 31, 1998 and December 31, 1997, the Company's long-term borrowings were $143,182 and none, respectively. Long-term borrowings at December 31, 1998 consisted of the note payable of $154,577 to American State Bank, less the current portion of the note payable.

         As of September 30, 1999, the Company had short-term borrowings in the aggregate amount of $12,162, as compared to $700,000 at December 31, 1998. This decrease was attributable to the negotiated termination of the lines of credit between FICI, Fi-Scrip and Century. As of December 31, 1998, the Company had short-term borrowings in the aggregate amount of $711,395, as compared to $1,300,000 at December 31, 1997, consisting principally of obligations to Century under the Line of Credit. The decrease in short-term borrowings primarily was attributable to payments on the Line of Credit throughout the year ended December 31, 1998 generated through positive cash flow from operations. See "Overview of Presentation"

         In October, 1997, the Company entered into a 36-month equipment lease with IBM related to the Company's credit card processing operations. The Company upgraded the equipment lease in March, 1998 to provide for continued increases in the Company's processing volume and efficiencies, and expansion of business operations. The Company financed the lease agreement by the pledge of certificates of deposit in the aggregate amount of $401,000.

         The certificates of deposit are for one-year terms and are automatically renewable for an additional year. The certificates of deposit bear varying rates of interest based on the date of the establishment of the certificates of deposit.

         Net cash provided by operating activities was $253,616 and $1,755,265 for the nine (9) months ended September 30, 1999 and 1998, respectively. Net cash provided by operations during the nine (9) months ended September 30, 1999 primarily consisted of an increase in accruals and accounts payable and depreciation and amortization, offset by net operating losses and increases in accounts receivable. Net cash provided by operations during the nine (9) months ended September 30, 1998 primarily consisted of net income from operations and increases in accruals and accounts payable and deferred income taxes, and depreciation and amortization, offset by increases in accounts receivable and prepaid expenses and other assets.

         Net cash provided by (used in) operating activities was $1,784,437 and ($557,265) for the years ended December 31, 1998 and 1997, respectively. Net cash provided by operations during the year ended December 31, 1998 primarily consisted of net income from operations, increases in accruals and accounts payable and deferred income taxes, decreases in accounts receivable, and depreciation and amortization, offset by increases in deposits and prepaid expenses. Net cash used by operations during the year ended December 31, 1997 primarily consisted of depreciation and amortization and decreases in accounts receivable, offset by net losses from operations, decreases in accruals and accounts payable, increases in deposits and prepaid expenses, and deferred tax benefits.

         Net cash provided by (used in) investing activities was $391,166 and ($1,187,859) for the nine (9) month periods ended September 30, 1999 and 1998, respectively. In the nine (9) months ended September 30, 1999, the Company utilized $22,593 to purchase certain fixed assets offset by $413,759 cash acquired in the acquisition of Fi-Scrip. In the nine (9) months ended September 30, 1998, the Company utilized $887,859 to purchase certain fixed assets and $300,000 to invest in certain interest bearing deposits.

         Net cash (used in) investing activities was ($1,398,225) and ($561,897) for the years ended December 31, 1998 and 1997, respectively. In the year ended December 31, 1998, the Company utilized $1,200,803 to purchase certain fixed assets, including the upgrade of the IBM equipment lease and personal computer and network systems upgrades and a credit card production facility, and utilized $197,422 to invest in the Certificates of Deposit which are pledged to finance the lease agreements on the Company's mainframe computer system. In the year ended December 31, 1997, the Company utilized $392,623 to purchase certain fixed assets, including office furniture, credit card computer equipment and computer software and $203,578 to invest in certain interest bearing deposits. The Company also acquired $34,000 of cash in connection with the acquisition of FICI.

         Net cash provided by financing activities was $62,384 for the nine (9) month period ending September 30, 1999. In the nine (9) months ending September 30, 1999, the Company made payments of $888,744 on the Line of Credit offset by $951,128 in proceeds from the issuance of 5,746,512 shares of Common Stock primarily related to the CNG/CLCK Stock Purchase Agreement and the cancellation of the two (2) lines of credit with Century. Net cash used in financing activities was $114,874 for the nine (9) month period ending September 30, 1998. In the nine (9) months ended September 30, 1998, the Company made $441,624 in payments on the Line of Credit, offset by proceeds related to stock options exercised of $326,750.

         Net cash provided by (used in) financing activities was ($135,673) and $931,443 for the years ended December 31, 1998 and 1997, respectively. In the year ended December 31, 1998, the Company made payments of $600,000 on the Line of Credit, which was offset by the receipt of $309,750 from the issuance of Common Stock upon the exercise of stock options and the receipt of proceeds of $154,577, net of payments, pursuant to a construction loan from American State Bank to finance the construction of a credit card production facility. In the year ended December 31, 1997, the Company received proceeds of $963,000 from the Line of Credit, net of payments, which was utilized to finance the Company's business operations, and which was offset by a decrease of $31,557 in the Company's bank overdraft position.

         In September and October, 1999, CNG purchased 24,000,000 shares of Common Stock for an aggregate purchase price of $3,000,000. CNG has agreed to exercise the CNG Stock Option to purchase an additional 10,000,000 shares of Common Stock for an aggregate exercise price of $2,000,000 at any time that the Company indicates a need for these funds for operations. However, no assurance can be given that CNG will exercise the CNG Stock Options when called upon to do so.

         Management believes that the proceeds from the CLCK/CNG Stock Purchase Agreement, the exercise of the CNG Stock Options and revenues from existing and anticipated processing contracts (including the anticipated agreement with CNG), will provide operating capital to allow the Company to maintain operations through October of 2000, which management hopes will be a sufficient amount of time to allow the Company to rebuild its revenue base and finance operations from cash flow. However, there can be no assurances to this effect. The Company utilized a portion of the proceeds to pay unpaid debts accrued during the current and prior quarter, when the Company was not producing adequate cash flow to meet its operating needs. In the event CNG does not exercise the CNG Stock Options, the cash on hand will last only through March, 2000, and the Company will have to seek additional sources of debt or equity financing. No assurance can be given that such funding will be available.

         The Company's business plan contemplates continued expansion of operations from such increased operational capacity and to acquire additional and upgraded equipment and software based on future perceived needs by management. There can be no assurances that the Company will be able to generate business sources to utilize existing operational capacity or that the Company will generate sufficient positive cash flow or develop additional sources of financing to continue the Company's business plan of growth and expansion.

YEAR 2000 DILEMMA AND COMPLIANCE

         One of the major challenges facing the consumer financial data processing services industry is the problem of Year 2000 ("Y2K") compliance. The Y2K dilemma deals with the underlying fact that many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the 21st century. If not corrected, many computer applications could fail or create erroneous results by January 1, 2000. The Y2K dilemma affects virtually all companies and organizations, including the Company.

         The Company has actively addressed the Y2K dilemma. The Company has had in place a project plan (the "Y2K Plan") and project team for the last few years reviewing all hardware and software, as necessary. The Company anticipates its total investment in Y2K compliance will reach approximately $454,000. The Company has made a significant portion of the investment needed to address the Y2K dilemma. As of the date of this Registration Statement, the cost to: (i) acquire, install and implement these new software systems have been an aggregate of approximately $340,000; and (ii) acquire new hardware has been approximately $8,000. The Company instituted policies and procedures that require all new hardware and software acquired or licensed by the Company to be Y2K compliant. As of the date of this Registration Statement, the Company has completed testing and believes that all of its primary operating hardware and mission critical systems to be Y2K compliant. It is management's opinion that any remaining Y2K issues are not significant and should be able to be funded through normal operating revenue and income. The Company estimates that until the Company has completed implementation of the Y2K Plan, the Company anticipates expending an additional $107,000, which is estimated to include $22,000 in software, $4,000 in new hardware and $81,000 on other aspects of the implementation of the Y2K Plan. The anticipated source of funds for such expenditures is expected to be working capital generated from operations of the Company. However, no assurance can be given that the goals for the Y2K Plan can be achieved, and if achieved, that the amount necessary to achieve such goals will be limited to the amounts set forth above or that the amounts will be generated from operations.

         To address the Y2K problem, the Company has installed newly acquired banking software systems, licensed from Kirchman, an unaffiliated third party, that management believes has provided a solution to the Company's Y2K compliance issues. The Company's new banking software is certified by Kirchman as "fully Y2K compliant." These software upgrades are system and application functional upgrades. However, no assurance can be given that all Y2K issues have been solved by the acquisition of this software.

         The Company has worked to develop extensive contingency plans to manage the Company's ongoing operations, if any systems do not function correctly on or after January 1, 2000. The Company has a contract with IBM for a "Hot Site" at IBM's Business Recovery Center ("BRC") in Boulder, Colorado for disaster recovery and off-site testing. The BRC maintains facilities, hardware and software, that is identical to the Company's current hardware and software configuration. The Company's disaster recovery specialists perform disaster recovery tests at these facilities every year. In addition to the Company's normal disaster recovery tests, the Company used the facilities both in Dallas, Texas and Boulder, Colorado, in November, 1998, for a combined Y2K and disaster recovery test. This allowed the Company to successfully test all core business systems in a true production environment. The Company again used the IBM Business Recovery Center in Dallas, Texas and Boulder, Colorado, on April 6, 1999 for additional testing of its credit card system. These facilities serve as a contingency backup facility in several of the Company's Y2K disaster scenarios, including disrupted utilities and telecommunications services in the Abilene, Texas area. Other contingency plans include agreements with several suppliers for materials and support, ranging from computers and other hardware to software support to power generators.

         Management believes that the Company's practice of equipment and software upgrades provides existing and potential customers with a commercially attractive means of addressing their Y2K compliance problems through outsourcing these services to the Company. The Company's new banking software is certified and fully Y2K compliant and, therefore, a solution for banks facing this processing crisis. However, no assurance to this effect can be given. The Company has also set up a guest machine, or guest operating system, on its mainframe computer, using "date rolling software." The guest operating system utilizes its own dedicated hardware and files, without having any impact on the true production environment. The guest operating system processes the same operations as the true production system, only at an advanced date. By utilizing the guest system, the Company is able to identify potential "day-date" related system failures far enough in advance to address and correct any date related problems on the true production system.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is currently required to be adopted as of December 31, 2000. SFAS No. 133 establishes standards for reporting financial and descriptive information regarding derivatives and hedging activity. Since the Company does not have any derivative instruments, this standard will have no impact on the Company's financial position or results of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

         On August 24, 1999, the Company entered into a new lease for its, 36,182 square feet, office space from American State Bank, at an annual cost of approximately $23,514. All portions of the leased space are automatically renewable for a like period of time, if notification of termination is not made by the landlord to the Company or vice versa, within 180 days prior to the expiration of the term of the lease. The lease is subject to adjustment at the time of renewal, if there is an increase in the Consumer Price Index for the year prior to the renewal date. Furthermore, SSI has granted to the Company a right of first refusal to lease any additional office space that may become available at that address.

         On April 2, 1998, the Company acquired, from an unaffiliated third party, real property consisting of land and a 3,400 square foot building, located at 325 Hickory Street, Abilene, Texas 79601. This property was acquired by the Company to act as a credit card embossing center as required by VISA and MasterCard. The Company paid $68,000 to acquire the property and is in the process of making approximately $140,000 of improvements to the building.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         As of January 1, 2000, the Company had issued and outstanding 38,511,512 shares of Common Stock. The following table reflects, as of January 1, 2000 the beneficial Common Stock ownership of: (a) each director of the Company, (b) each current named executive officer, (c) each person known by the Company to be a beneficial owner of five percent (5%) or more of its Common Stock and (d) all executive officers and directors of the Company as a group:


NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER OF SHARES #               PERCENT
------------------------------------               ------------------               -------

CNG Financial Corporation
4824 Socialville-Fosters Rd.
Mason, Ohio 45040                                    34,000,000(1)                   88.28

Jared Davis
4824 Socialville-Fosters Rd.
Mason, Ohio 45040                                    34,000,000(1)                   88.28

A. David Davis
4824 Socialville-Fosters Rd.
Mason, Ohio 45040                                    34,000,000(1)                   88.28

Allen Davis
4824 Socialville-Fosters Rd.
Mason, Ohio 45040                                    34,000,000(1)                   88.28

Roland Koch
4824 Socialville-Fosters Rd.
Mason, Ohio 45040                                    34,041,667(1)(2)                88.28

Glenn M. Gallant
3020 N.W. 33rd Avenue
Fort Lauderdale, Florida 33311                        7,085,470(3)                   18.40

Douglas R. Baetz
3020 N.W. 33rd Avenue
Fort Lauderdale, Florida 33311                        7,085,470(3)                   18.40

Kenneth A. Klotz
1157 North 5th Street
Abilene, Texas 79601                                 204,949(4)(5)                     *

Charles LaMontagne
1157 North 5th Street
Abilene, Texas 79601                                 206,365(4)(5)                     *

Olan Beard
1157 North 5th Street
Abilene, Texas 79601                                 202,000(4)(5)                     *

Robert M. Feldman
2720 Sonata Drive
Columbus, Ohio 43209                                 119,000(4)(5)                     *


NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER OF SHARES                 PERCENT
------------------------------------               -----------------                -------
Donald L. Thone
202 Hickory Creek Lane
Little Rock, Arkansas 72212                          100,000(4)(5)                     *


John Courter
4824 Socialville-Fosters Rd.
Mason, Ohio 45040                                      8,334(6)                        *

All directors and officers as a group
(9 persons)                                          34,582,315                      88.50

--------------------

         # Pursuant to the rules of the Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

         * Represents less than 1% of the issued and outstanding shares of the Company.

         (1) In September and October, 1999, pursuant to the terms of the CLCK/CNG Stock Purchase Agreement, CNG purchased 24,000,000 shares of Common Stock of the Company for a purchase price of $3,000,000. Pursuant to the CLCK/CNG Stock Purchase Agreement, CNG was granted the CNG Stock Options to purchase an additional 10,000,000 shares of Common Stock for the purchase price of $2,000,000, which Stock Options must be exercised by CNG on or before September 16, 2000. All such options are vested. The CNG Stock Options are exercisable in whole, and not in part. CNG has orally agreed to exercise the CNG Stock Options at any time that the Company indicates a need for these funds for operations. However, no assurance can be given that CNG will exercise the CNG Stock Options when called upon to do so. Messrs. Jared Davis, A. David Davis and Allen Davis beneficially own the issued and outstanding common stock of CNG and the CNG Stock Options, and are officers and directors of CNG. Roland Koch is an officer of CNG.

         (2) Includes options to acquire 125,000 shares of Common Stock at an exercise price of $0.40 per share, of which 41,667 are vested.

         (3) Includes 1,736,512 shares owned by Century, which is an affiliate of both Messrs. Baetz and Gallant, and options to acquire 33,333 shares of Common Stock at an exercise price of $0.62 per share.

         (4) Includes options to acquire 50,000 shares of Common Stock at an exercise price of $0.48 per share.

         (5) Includes options, granted August 6, 1999, to acquire 150,000 shares of Common Stock at an exercise price of $0.23 per share, of which 150,000 are vested.

         (6) Includes options to purchase up to 25,000 shares of Common Stock at an exercise price of $0.40 per share, of which 8,334 are vested.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors of the Company currently have terms which will end at the next annual meeting of the stockholders of the Company or until their successors are elected and qualify, subject to their prior death, resignation or removal. Other then Allen Davis, who is the father of both Jared Davis and A David Davis, all of whom are directors of the Company, there is no familial relationship among any of the officers or directors of the Company. The following reflects certain biographical information on the current directors and executive officers of the Company:

     NAME                       POSITION                                 AGE
     ----                       --------                                 ---

Kenneth A. Klotz                President and Chairman of the Board       54
                                of Directors and a Director

Charles LaMontagne              Chief Financial Officer, Executive
                                Vice President, Secretary and Director    46

Olan Beard                      Executive Vice President, Chief
                                Operating Officer and Director            45

Robert M. Feldman               Director                                  67

Donald L. Thone                 Director                                  52

Jared Davis                     Director                                  31

A. David Davis                  Director                                  34

Allen Davis                     Director                                  57

Roland Koch                     Director                                  52

John Courter                    Vice-President Marketing                  53

         KENNETH A. KLOTZ joined FICI in 1994 as President and Chief Executive Officer. Mr. Klotz became a member of the Company's Board of Directors on September 23, 1997 and has served as the Company's President and Chief Executive Officer since that date. On November 3, 1998, Mr. Klotz became the Chairman of the Board of Directors. Mr. Klotz has worked extensively in the computer data processing industry for over thirty years, generally focusing on the management of information systems using mainframe computer equipment. Mr. Klotz has served in key executive roles for the last nineteen years.

         CHARLES LAMONTAGNE joined FICI in 1994 as Senior Vice President of Banking Services and Chief Financial Officer. Mr. LaMontagne became a member of the Company's Board of Directors on September 23, 1997 and now serves as the Company's Executive Vice President. On March 10, 1998, Mr. LaMontagne was appointed Chief Financial Officer of the Company. On November 3, 1998, Mr. LaMontagne became the Company's Secretary. Prior to joining FICI, Mr. La Montagne worked in a variety of Texas banks and refining companies for over nineteen years, generally focusing on controller responsibilities. Mr. LaMontagne has extensive experience in a wide array of issues pertaining to financial control and budgeting.

         OLAN BEARD joined FICI in 1994 as Senior Vice President of Credit Card Services and Chief Operations Officer. Mr. Beard became a member of the Company's Board of Directors on September 23, 1997, and now serves as the Company's Executive Vice President and Chief Operations Officer. Prior to joining FICI, Mr. Beard worked in a variety of Texas banks for over twenty years, gradually ascending the line of command, and serving in key executive positions for the past sixteen years. Mr. Beard has extensive experience in operations generally and in credit card operations particularly.

         ROBERT FELDMAN joined the Board of Directors of the Company on June 4, 1998. Mr. Feldman has been the President, Chief Executive Officer and Chairman of the Board of Directors of Health & Leisure, Inc., a public company, from 1993 to the present. Mr. Feldman acts as a consultant in the health care industry. Mr. Feldman holds a Bachelors of Science Degree from Ohio State University in Pharmacy.

         DONALD L. THONE joined the Board of Directors on June 4, 1998. Mr. Thone was the President and Chief Executive Officer of Synagro Technologies, Inc. ("Synagro") from January, 1994 until February, 1998, and Chairman of Synagro from February, 1998 through August, 1998. Mr. Thone is currently a consultant to Synagro. Mr. Thone has managed numerous companies in the environmental industry. Mr. Thone holds a Bachelors of Science Degree from Arkansas Tech. University and a MED degree from Northeastern State.

         JARED A. DAVIS joined the Company as a director on November 16, 1999. Mr. Davis is President of CNG. Mr. Davis founded Check 'n Go in 1994 and continues to direct all market research, product development, new market expansion, and site development for that company, which is a wholly-owned subsidiary of CNG. Mr. Davis started his career at Provident Bank. While at Provident Bank, Mr. Davis worked in the Collections and Repossessions Division. He left Provident Bank as a teller in 1993 to manage a privately owned savings and loan portfolio, during which time he began exploring the concept of opening up a deferred deposit business. Mr. Davis received his B.S. in Economics from the University of Cincinnati in 1992.

         A. DAVID DAVIS joined the Company as a director on November 16, 1999. Mr. Davis in the Executive Vice President of CNG and oversees store operations, human resources, the legal operations of CNG and the Arrow Media Group, a wholly-owned subsidiary of CNG. Mr. Davis was Vice President of Provident Bank for three years, where he was instrumental in developing the bank's proprietary family of mutual funds and earned his Series 7 General Securities License, as well as his Series 24 Principal's License, from the NASD. During that time, Mr. Davis also served as Vice President and Sales Manager of Provident Securities and Investment Company, a full service broker dealer. Mr. Davis currently serves as President and Board Member of the Kentucky Deferred Deposit Association and as a Board Member of the Wisconsin Deferred Deposit Association, the Indiana Deferred Deposit Association, and the Ohio Check Cashiers Association. He received his B.B.A. in Finance from the University of Cincinnati in 1987.

         ALLEN DAVIS joined the Company as a director on November 16, 1999. Mr. Davis has been actively involved in CNG, since his retirement on May 1, 1998, as President and CEO of Provident Financial Group, Inc., a financial services institution headquartered in Cincinnati, Ohio. He held that position for fourteen years.

         ROLAND KOCH joined the Company as a director on November 16, 1999. Mr. Koch is CNG's Senior Vice President responsible for the Information Systems Department of CNG. Mr. Koch is additionally responsible for Check `n Go's alternative distribution strategy in host retailers, electronic card products, rewards programs and information based marketing strategies. Prior to joining CNG, he spent eleven years at Provident Financial Group as Senior Vice President, Chief Information Officer and Chief Operations Officer responsible for implementing several operational systems and automation systems for Year 2000 Readiness, disaster recovery and back up; and business consolidation. He also worked for ADP for thirteen years as Vice President in customer service, sales, product development, and marketing management. Mr. Koch graduated from the Ohio State University in 1969 with a Bachelor of Arts degree in the Humanities.

         JOHN COURTER joined the Company as Vice President of Marketing on November 18, 1999. Mr. Courter is CNG's Vice-President for Special Projects since January, 1999. Mr. Courter has been responsible for developing and implementing Check 'n Go's alternative distribution channel and strategy. Mr. Courter's career spans 29 years in executive and marketing positions with Bristol Myers Squibb, Corning Inc., Convergy, The Andrews Jergens Company and the Merit Value Services Group division of Provident Bank. Mr. Courter is a graduate of the University of Cincinnati in with a Bachelor of Business Administration in Marketing. Mr. Courter is on the board if the Arthritis Foundation and a past Vice President of the Board of Directors of the Ronald McDonald House of Greater Cincinnati.

LIMITATION ON DIRECTORS' LIABILITIES.

         Pursuant to the Company's Certificate of Incorporation and under Delaware law, directors of the Company are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. See "Item 5 - Indemnification of Directors and Officers."

ITEM 2.  EXECUTIVE COMPENSATION

         EMPLOYMENT AGREEMENTS. On November 5, 1998, the Company entered into written five (5) year employment agreements with Messrs. Klotz, LaMontagne and Beard, the Company's executive officers. These agreements provide for annual compensation of $108,000, $81,250 and $81,250, respectively, plus other benefits. These executive officers will also be entitled to participate in stock option and bonus plans which have been adopted by the Company for the Company's officers, directors, employees and consultants. In the event of their involuntary termination, other than for cause or certain other circumstances, each of such persons will be entitled to receive the unpaid base salary, which would otherwise be payable to such persons during the remainder of the term of the employment agreement, in semi-monthly installments during the remainder of such term. See "Stock Option Plan-Non-Qualified Stock Options."

         SUMMARY COMPENSATION TABLE. The following table sets forth certain information concerning compensation of certain of the Company's executive officers (the "Named Executives"), including the Company's Chief Executive Officer and all executive officers whose total annual salary and bonus exceeded $100,000, for the years ended December 31, 1999 and 1998:


----------------------------------------------------------------------------------------------------------------------
                  ANNUAL  COMPENSATION                        LONG TERM COMPENSATION
                                                                      AWARDS                            PAYOUTS
----------------------------------------------------------------------------------------------------------------------
                                                               RESTRICTED   SECURITIES
NAME AND                                       OTHER ANNUAL    STOCK        UNDERLYING      LTIP       ALL OTHER
PRINCIPAL                                      COMPENSATION    AWARDS(S)    OPTIONS/SAR     PAYOUTS    COMPENSATION
POSITION        YEAR    SALARY      BONUS           ($)            ($)           (#)           ($)          ($)
--------------- ------- ----------- ---------- --------------- ------------ --------------- ---------- ---------------
Kenneth A.
Klotz (1)       1999    $108,000       -0-          -0-            -0-         150,000          -            -

                1998    $  89,941      -0-         $2,400          -0-           50,000         -            -

------------------------

(1) Mr. Klotz was appointed as the Company's Chief Executive Officer on September 23, 1997.

         OPTIONS/SAR GRANTS TABLE DURING LAST FISCAL YEAR. The following table sets forth certain information concerning grants of stock options to certain of the Named Executives, for the fiscal year ended December 31, 1999:

                                                                                POTENTIAL REALIZABLE
                                                                                VALUE AT ASSUMED
                                                                                ANNUAL RATE OF
                                                                                STOCK PRICE APPRECIATION
                           INDIVIDUALS GRANTS                                   FOR OPTION TERM (1)
------------------------------------------------------------------------------------------------------------
                                         (C)
(A)                       (B)            % OF           (D)             (E)          (F)            (G)
                          NUMBER OF      TOTAL
                          SECURITIES     OPTIONS/
                          UNDERLYING     SARS
                          OPTIONS/       GRANTED TO     EXERCISE
                          SARS           EMPLOYEES      OR BASE
                          GRANTED          IN FISCAL    PRICE           EXPIRATION
NAME                      (#)                YEAR       ($/SHARE) (1)   DATE (1)     5% ($)         10%($)
------------------------------------------------------------------------------------------------------------

Kenneth A. Klotz (2)       150,000           27%            $0.23         8/06/04   $43,513        $63,942


--------------------

         (1) This chart assumes a market price of $0.4075. For the Common Stock, the average of the bid and asked prices for the Company's Common Stock in the over-the-counter market, as of December 31, 1999, as the assumed market price for the Common Stock with respect to determining the "potential realizable value" of the shares of Common Stock underlying the options described in the chart, as reduced by any lesser exercise price for such options. Each of the options reflected in the chart was granted at exercise prices, which the Company believes to have been determined based on 85% of the fair market value of the Common Stock as of the date of grant. Further, the chart assumes the annual compounding of such assumed market price over the relevant periods, without giving effect to commissions or other costs or expenses relating to potential sales of such securities. The Company's Common Stock has a limited trading history. These values are not intended to forecast the possible future appreciation, if any, price or value of the Common Stock. See "Item 1-Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters" and "Executive Compensation-Stock Option Plan."
  [THIS NEEDS TO BE COMPLETED]

         (2) Mr. Klotz was granted an option to purchase up to 150,000 shares of Common Stock at an exercise price of $0.23 per share, or approximately 85% of the fair market value of the Common Stock, as of such date.

         STOCK OPTION PLAN. As of March 25, 1998, the Company's Board of Directors approved a 1998 Stock Option Plan (the "Stock Option Plan"), which was approved by Board of Directors on March 25, 1998 and submitted to the Stockholders for approval at the Company's annual meeting of stockholders held in July, 1998, where it was approved. The Company has reserved for issuance thereunder an aggregate of 1,250,000 shares of Common Stock. The Stock Option Plan provides for the grant to employees of the Company of incentive stock options within the meaning of Section 422 of the Code, and for the grant to employees and consultants of nonstatutory stock options. The Stock Option Plan limits the number of shares that can be granted to any one individual in any fiscal year to 125,000 shares. A description of the Stock Option Plan is set forth below. The description is intended to be a summary of the material provisions of the Stock Option Plan and does not purport to be complete.

         GENERAL

         The general purposes of the Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. It is intended that these purposes will be effected through the granting of stock options, which may be either "incentive stock options" as defined in Section 422 of the Code, or nonstatutory stock options.

         The Stock Option Plan provides that options may be granted to the employees (including officers and directors who are employees) and consultants of the Company, or of any parent or subsidiary of the Company. Incentive stock options may be granted only to employees. An employee or consultant, who has been granted an option may, if otherwise eligible, be granted additional options. The Company has granted options to purchase up to 1,116,666 shares of Common Stock under the Stock Option Plan at exercise prices between $0.21 and $0.62 per share.

         ADMINISTRATION OF AND ELIGIBILITY UNDER RESTATED STOCK OPTION PLAN

         The Stock Option Plan, as adopted, provides for the issuance of options to purchase shares of Common Stock to officers, directors, employees, independent contractors and consultants of the Company and its subsidiaries as an incentive to remain in the employ of or to provide services to the Company and its subsidiaries. The Stock Option Plan authorizes the issuance of incentive stock options ("ISOs"), non-qualified stock options ("NSOs") and stock appreciation rights ("SARs") to be granted by a committee (the "Committee") to be established by the Board of Directors to administer the Stock Option Plan, which will consist of at least two (2) outside directors of the Company.

         Subject to the terms and conditions of the Stock Option Plan, the Committee will have the sole authority to determine: (a) the persons ("optionees") to whom options to purchase shares of Common Stock and SARs will be granted, (b) the number of options and SARs to be granted to each such optionee, (c) the price to be paid for each share of Common Stock upon the exercise of each option, (d) the period within which each option and SAR will be exercised and any extensions thereof, and (e) the terms and conditions of each such stock option agreement and SAR agreement which may be entered into between the Company and any such optionee.

         All officers, directors and employees of the Company and its subsidiaries and certain consultants and other persons providing significant services to the Company and its subsidiaries will be eligible to receive grants of options and SARs under the Stock Option Plan. However, only employees of the Company and its subsidiaries are eligible to be granted ISOs.

         STOCK OPTION AGREEMENTS

         All options granted under the Stock Option Plan will be evidenced by an option agreement or SAR agreement between the Company and the optionee receiving such option or SAR. Provisions of such agreements entered into under the Stock Option Plan need not be identical and may include any term or condition which is not inconsistent with the Stock Option Plan and which the Committee deems appropriate for inclusion.

         INCENTIVE STOCK OPTIONS

         Except for ISOs granted to stockholders possessing more than ten percent (10%) of the total combined voting power of all classes of the securities of the Company or its subsidiaries to whom such ownership is attributed on the date of grant ("Ten Percent Stockholders"), the exercise price of each ISO must be at least one hundred percent (100%) of the fair market value of the Company's Common Stock as determined on the date of grant. ISOs granted to Ten Percent Stockholders must be at an exercise price of not less than one hundred ten percent (110%) of such fair market value.

         Each ISO must be exercised, if at all, within ten (10) years from the date of grant, but, within five (5) years of the date of grant in the case of ISO's granted to Ten Percent Stockholders. An optionee of an ISO may not exercise an ISO granted under the Stock Option Plan so long as such person holds a previously granted and unexercised ISO. The aggregate fair market value (determined at time of the grant of the ISO) of the Common Stock with respect to which the ISOs are exercisable for the first time by the optionee during any calendar year shall not exceed $100,000.

         As of the date of this Registration Statement, no ISO's have been granted under the Stock Option Plan.

         NON-QUALIFIED STOCK OPTIONS

         The exercise price of each NSO will be determined by the Committee on the date of grant. The Company hereby undertakes not to grant any non-qualified stock options under the Stock Option Plan at an exercise price less than eighty five percent (85%) of the fair market value of the Common Stock on the date of grant of any non-qualified stock option under the Stock Option Plan. The exercise period for each NSO will be determined by the Committee at the time such option is granted, but in no event will such exercise period exceed ten
(10) years from the date of grant.

         As of the date of this Registration Statement, the Company has granted NSO's to officers, directors and former directors to purchase up to 1,116,666 shares of Common Stock under the Stock Option Plan at exercise prices between $0.23 and $0.62 per share. All such options are fully vested.
                                                                       PER SHARE
                                                                       EXERCISE
         GRANTEE                   POSITION:             OPTIONS       PRICE ($)
         -----------------------------------------------------------------------
         Douglas R. Baetz          former director        33,333       0.62
         Glenn Gallant             former director        33,333       0.62
         Kenneth A. Klotz          director               50,000       0.48
         Kenneth A. Klotz          director              150,000       0.23
         Olan Beard                director               50,000       0.48
         Olan Beard                director              150,000       0.23
         Charles LaMontagne        director               50,000       0.48
         Charles La Montagne       director              150,000       0.23
         Donald L. Thone           director               50,000       0.48
         Donald L. Thone           director               50,000       0.23
         Robert M. Feldman         director               50,000       0.48
         Robert M. Feldman         director               50,000       0.23
         Roland Koch               director              125,000       0.40
         John Courter              director               25,000       0.40
         Matthias & Berg LLP       legal counsel         100,000       0.48

         STOCK APPRECIATION RIGHTS

         Each SAR granted under the Stock Option Plan will entitle the holder thereof, upon the exercise of the SAR, to receive from the Company, in exchange therefore, an amount equal in value to the excess of the fair market value of the Common Stock on the date of exercise of one share of Common Stock over its fair market value on the date of exercise of one share of Common Stock over its fair market value on the date of grant (or in the case of an SAR granted in connection with an option, the excess of the fair market of one share of Common Stock at the time of exercise over the option exercise price per share under the option to which the SAR relates), multiplied by the number of shares of Common Stock covered by the SAR or the option, or portion thereof, that is surrendered.

         SARs will be exercisable only at the time or times established by the Committee. If an SAR is granted in connection with an option, the SAR will be exercisable only to the extent and on the same conditions that the related option could be exercised. The Committee may withdraw any SAR granted under the Stock Option Plan at any time and may impose any conditions upon the exercise of an SAR or adopt rules and regulations from time to time affecting the rights of holders of SARs.

         As of the date of this Registration Statement, no SAR's have been granted.

         TERMINATION OF OPTION AND TRANSFERABILITY

         In general, any unexpired options and SARs granted under the Stock Option Plan will terminate: (a) in the event of death or disability, pursuant to the terms of the option agreement or SAR agreement, but not less than six (6) months or more than twelve (12) months after the applicable date of such event,
(b) in the event of retirement, pursuant to the terms of the option agreement or SAR agreement, but no less that thirty (30) days or more than three (3) months after such retirement date, or (c) in the event of termination of such person other than for death, disability or retirement, until thirty (30) days after the date of such termination. However, the Committee may in its sole discretion accelerate the exercisability of any or all options or SARs upon termination of employment or cessation of services. The options and SARs granted under the Stock Option Plan generally will be non-transferable, except by will or the laws of descent and distribution.

         ADJUSTMENTS RESULTING FROM CHANGES IN CAPITALIZATION

         The number of shares of Common Stock reserved under the Stock Option Plan and the number and price of shares of Common Stock covered by each outstanding option or SAR under the Stock Option Plan will be proportionately adjusted by the Committee for any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from any stock dividends, splits, consolidations, recapitalizations, reorganizations or like event.

         AMENDMENT OR DISCONTINUANCE OF STOCK OPTION PLAN

         The Board of Directors has the right to amend, suspend or terminate the Stock Option Plan at any time. Unless sooner terminated by the Board of Directors, the Stock Option Plan will terminate on December 31, 2006, the tenth anniversary date of the effectiveness of the Stock Option Plan.

         OTHER OPTIONS. On March 20, 1998, the Company entered into a consulting agreement with Worldwide Corporate Finance ("Worldwide"). Worldwide, through its individual affiliate, Michael Markow provided the Company with consulting services, including long-term business, managerial and financial planning; investigating and analysis in corporate reorganizations and expansion in merger and acquisition opportunities; and the introduction of business opportunities for credit card processing services. A dispute arose between the Company and Worldwide and the parties agreed to terminate the consulting agreement. As compensation for services, the Company granted to Mr. Markow options to purchase up to 700,000 shares of Common Stock, at varying prices between $0.95 and $1.70, which are the subject of a currently effective registration statement. Worldwide elected, in part, to make payment by exercising the options against amounts otherwise payable for services rendered by Mr. Markow, in which the fee will be considered to be paid in full by delivery to Mr. Markow of the shares underlying such options upon exercise thereof. The consulting services provided by Worldwide resulted in 235,000 shares being exercised for services rendered and 40,000 shares being exercised for cash. Upon termination of the consulting agreement, the balance of the options were canceled and the Company paid Worldwide the sum of $15,000.

         On July 1,1998, the Company issued to Matthias & Berg LLP, counsel to the Company, ten (10) year options to purchase up to 100,000 shares of the Company's Common Stock at an exercise price of $2.28 per share, which were repriced to $0.48 per share as of December 24,1998.

         COMPENSATION OF DIRECTORS

         The Company does not currently compensate directors for services rendered as directors.

         TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

         The Company and its subsidiaries have no compensatory plans or arrangements which relate to the resignation, retirement or any other termination of an executive officer or key employee with the Company or a change in control of the Company or a change in such executive officer's or key employee's responsibilities following a change in control.

         COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Board of Directors has a standing compensation committee consisting or Allen Lee Davis or other board committee performing equivalent functions.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the last two years Messrs. Gallant and Baetz, have had existing business relationships and affiliations involving entities with which the Company is doing business. These business entities include Fi-Scrip, Century, Berwyn Holdings, Inc. ("Berwyn") and Access Communications Corp. ("Access"). All transactions between the Company and any of these affiliated entities may be deemed to not be at arms' length. However, management of the Company believes that in all such cases the terms of the agreements between the Company and any of these affiliated entities are on terms at least equal to, if not better than, the terms available from unaffiliated third parties.

         On July 11, 1997, Messrs. Gallant and Baetz purchased Fi-Scrip, which produces the software and firmware that drives ATMs and a wide-array of credit card and debit card point-of-sale swipe machines. Fi-Scrip has entered into and agreement with the Company to provide services in connection with a certain agreement that Fi-Scrip has, with an unaffiliated third party. The transaction fee is in addition to the merchant application and statement fees. EBT transactions will produce $0.06 to $0.09 per transaction, paid by the federal government, of which the Company will be paid a per-transaction fee of $0.02 and a fee of $3.50 per monthly statement generated by the Company. This is in addition to certain other access fees that the customer and merchant are charged. During the year ended December 31, 1998, the Company billed approximately $168,000 for services rendered to Fi-Scrip, of which $149,000 remained as accounts receivable at December 31, 1998. As of January 1, 1999, Messrs. Baetz and Gallant contributed, as additional paid in capital, all of the common stock of Fi-Scrip to the Company for no consideration.

         On September 11, 1997, the Company entered into the Line of Credit with Century. The Line of Credit provided for an aggregate maximum amount of $2,000,000 of credit, secured by all of the Company's assets, at an interest rate of ten percent (10%) per annum. The Line of Credit constituted a principal source of cash flow during the period between the expiration of the Clark Agreement and the commencement of the Master Agreement. On October 31, 1998, the Company renewed the Line of Credit, and reduced the aggregate maximum amount of available credit to $700,000. As of December 31, 1999, the principal outstanding obligation to Century on the Line of Credit had been paid-off completely. See "Item 2 - Management's Discussion and Analysis or Plan of Operation."

         On September 16, 1999 FICI effectively terminated an eight hundred thousand dollar ($800,000) unsecured operating line of credit through Century Financial Group, Inc., a company owned by the Company's then primary shareholders. FICI through negotiations with Century Financial Group, Inc., was able to offset $576,352 in accounts receivable from Century to FICI against the $827,921 balance of the line of credit, which included $27,921 in accrued interest payable, and through its parent Columbia Capital Corp. issued $1,006,276 shares of Columbia Capital Corp. Common Stock in consideration of the remaining $251,569 balance of the line of credit. The line of credit carried an annual percentage rate of ten percent (10%). Under the terms of the line of credit, FICI paid interest on a monthly basis with the unpaid principal due at maturity, September 15, 1999. The understanding balance on the line of credit as of December 31, 1998 and 1997 was $700,000 and $1,300,000, respectively.

         On September 16, 1999, Fi-Scrip effectively terminated an operating line of credit through Century Financial Group, Inc., a company owned by the Company's then primary shareholders. Fi-Scrip through negotiations with Century Financial Group, inc. was able to, through its parent company Columbia Capital Corp., issue 730,236 shares of Columbia Capital Corp. Common Stock in consideration of the $182,559 balance of the line of credit of two hundred and fifty thousand dollars ($250,000). The note carried an annual percentage rate of ten percent (10%). Under the terms of the note, Fi-Scrip paid interest on a monthly basis with the unpaid principal due on demand.

         On December 1, 1997, FICI entered into a lease agreement with The Century Group, Inc. ("Century Group"), owned by the Company's former principal shareholders, Glenn Gallant and Douglas Baetz, for office space located at 2701 West Oakland Park Boulevard. Ft. Lauderdale, Florida, 33311. The term of the lease is for one (1) year for the sum of $31,746, plus applicable sales and use taxes. The Company also agreed to pay Century Group, as additional rent for its share of the operating expenses associated with the premises. On December 1, 1998 the lease for the office space located at 2701 West Oakland Park Boulevard, Ft. Lauderdale, Florida expired and the Company did not renew the lease.

         During the year ended December 31, 1999, the Company billed Century for services rendered in the amount of approximately $457,113. The $475,113 was netted against the notes payable to Century by the FICI and Fi-Scrip in connection with the CLCK/Century Stock Purchase Agreement dated as of September 16, 1999. See "Recent Sales of Unregistered Securities."

         During the year ended December 31, 1998, the Company generated approximately $1,650 in net revenues from Berwyn an affiliate of Messrs. Gallant and Baetz.

         On May 1, 1998, the Company entered into a three-year agreement with Access, a company whose common stock is owned by Messrs. Gallant and Baetz. Access is a reseller of long distance telephone and other telecommunications services and products. Access believes that it is able to offer its customers better rates on long distance then they can obtain from major facilities-based carriers in exchange for volume purchase commitments. However, no assurance to this effect can be given. The agreement designates Access as the carrier of choice and call for Access to charge the Company $0.0525 per minute for all long distance calls. During the year ended December 31, 1998, the Company was billed approximately $73,000 for services rendered by Access. For the nine months ended September 30, 1999, the Company was billed approximately $30,000 for services rendered by Access. In a letter dated June 6, 1999, the Company effectively terminated the agreement with Access and currently uses MCI Worldcom as the Company's long distance and telecommunications service provider.

         In September and October, 1999 CNG purchased 24,000,000 shares of Common Stock for an aggregate purchase price of $3,000,000. Pursuant to the CLCK/CNG Stock Purchase Agreement, CNG was granted the CNG Stock Options to purchase an additional 10,000,000 shares of Common Stock for the purchase price of $2,000,000, which Stock Options must be exercised by CNG on or before September 16, 2000. All such options are vested. The Stock Options are exercisable in whole, and not in part. CNG has orally agreed to exercise the CNG Stock Options at any time that the Company indicates a need for these funds for operations. However, no assurance can be given that CNG will exercise the CNG Stock Options when called upon to do so.

         In connection with the CNG transaction, the Company issued to Century, an affiliate of Messrs. Gallant and Baetz, 1,736,512 shares of Common Stock in consideration of the cancellation of the obligation of $434,128 due and payable by the Company to Century.

         As of the date of this Registration Statement, the Company negotiated but has not entered into an agreement with CNG to perform data processing and other services in connection with CNG's various business activities. CNG is the Company's principal shareholder. The agreement, if executed, is anticipated to have an initial term of five (5) years and will automatically renew for an additional three (3) year term, unless written notice is given by either party no less than one hundred eighty (180) days prior to expiration of a given term. CNG operates various programs through its various business activities including credit card and debit card programs, a payday loan program through its Check 'n Go stores. Lastly, the Company has begun to provide services to the portions of CNG's business operations, which relate to collections and the Company is to provide software development services for the automation of the various CNG operations. The Company anticipates beginning to generate revenues from the relationship with CNG in February, 2000. The Company estimates that the value of services to be provided to CNG by the Company should be approximately $1,280,000 in 2000. However, no assurance to that effect can be given.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue 50,000,000 shares of $0.001 par value Common Stock. There are 38,511,512 shares of Common Stock issued and outstanding, as of the date of this Registration Statement. Subject to those preferential rights, as may be determined by the Board of Directors of the Company in the future in connection with the issuance of a series of Preferred Stock, holders of Common Stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds and to share ratably in any distribution of the Company's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Stockholders do not have preemptive rights or other rights to subscribe for additional shares, and the Common Stock is not subject to redemption. The outstanding shares are validly issued, fully paid and nonassessable.

         Under Delaware law, each holder of a share of Common Stock is entitled to one vote per share for each matter submitted to the vote of the stockholders, and cumulative voting is allowed for the election of directors, if provided for in the Certificate of Incorporation. The Company's Certificate of Incorporation does not provide for cumulative voting.

PREFERRED STOCK

         The Company's articles of incorporation authorize the issuance of up to 5,000,000 shares of $0.001 par value preferred stock. There are no shares of Preferred stock issued. The Company's board of directors has the power, without further action by the holders of common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in such one or more series as designated by the board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The board of directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a certificate of designation defining the rights and preferences of each such series.

CERTAIN BUSINESS COMBINATION AND OTHER PROVISION OF CERTIFICATE OF INCORPORATION

         As a Delaware corporation, the Company is currently subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired eighty five percent (85%) or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least sixty-six and two-thirds percent (66-2/3%) of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is: (i) the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

         A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until twelve
(12) months after the date it is adopted. The Company has not adopted such an amendment to its Certificate of Incorporation or Bylaws.

         The holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of the liquidation or dissolution of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities of the Company. No dividend has been declared or paid by the Company since its inception.

CLASSIFIED BOARD AND RESTRICTIVE REMOVAL PROVISION

         The Certificate of Incorporation provides that at the first annual meeting of the Company's stockholders after the authorized number of directors is seven (7) or more, that Board of Directors shall be divided into three classes, Class I, Class II and Class III. The Company's Board of Directors currently consists of nine (9) members. As a result, in the event that the Company has seven (7) or more members of the Board of Directors at its next annual meeting of shareholders, the Company's Board of Directors will be divided into three (3) classes with staggered terms. The initial Class I directors will serve for a term of one year, the Class II directors for a term of two years, and the Class III directors for a term of three years. Thereafter, all directors shall serve for three year terms. The effect of these provisions is that not more than one-third of the Company's directors will be elected at any single annual meeting. As a result, a person seeking control of the Company may not necessarily be able to acquire a controlling block of stock and effect an entire change in management at a single annual meeting.

         In addition, the Certificate of Incorporation provides that directors of the Company may be removed for cause or without cause and only by the affirmative vote of least 80% of the voting power of all outstanding shares of the Company's voting stock, thus forcing a third party seeking to gain control of the Board of Directors to await the expiration of the respective terms of incumbent directors, unless there was sufficient voting strength to remove a particular director or directors. The Certificate of Incorporation further provides, however, that if a majority of the directors approves the removal of a director for cause or without cause, then the only stockholder vote required would be that of a majority of the voting power of all outstanding shares of voting stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

COMMON STOCK

         As of December 31, 1999, the authorized capital stock of the Company consisted of 50,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. As of the date of this Registration Statement, there were issued and outstanding 38,511,512 shares of Common Stock and no shares of Preferred Stock.

         The Company's Common Stock is listed for trading on the OTCB maintained by the National Association of Securities Dealers under the symbol "CLCK." The Company's Common Stock has a very limited trading history and has only been quoted on the OTCB since July 28, 1997.

         The following table sets forth quotations for the bid and asked prices for the Company's Common Stock for the periods indicated below, based upon quotations between dealers, without adjustments for retail mark-ups, mark-downs or commissions, and therefore may not represent actual transactions:

                                              BID PRICES           ASKED PRICES
                                              ----------           ------------
                                            HIGH      LOW         HIGH      LOW
                                            ----      ---         ----      ---

YEAR ENDED DECEMBER 31, 1998

1st Quarter                                 2.00     0.88         2.50     1.13
2nd Quarter                                 4.25     1.69         4.38     1.88
3rd Quarter                                 5.25     2.50         5.38     2.63
4th Quarter                                 2.69     0.56         2.88     0.69

YEAR ENDED DECEMBER 31, 1999

1st Quarter                                 1.13    0.13          1.22     0.22
2nd Quarter                                 0.47    0.19          0.59     0.31
3rd Quarter                                 0.31    0.19          0.44     0.22
4th Quarter                                 0.88    0.28          1.01     0.35

         The closing bid and asked sales prices of the Company's Common Stock, as traded in the over-the-counter market, on December 30, 1999, was $0.375 and $0.44, respectively. These prices are based upon quotations between dealers, without adjustments for retail mark-ups, mark-downs or commissions, and therefore may not represent actual transactions.

         No dividend has been declared or paid by the Company since inception. The Company does not anticipate that any dividends will be declared or paid in the future. The transfer agent for the Company is Interwest Stock Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, Utah 84117.

TRANSFER AGENT

         The transfer agent for the Company is Interwest Stock Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, Utah 84117.

ANNUAL REPORTS

         The Company is currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549; at its New York Regional Office, Room 1300, 7 World Trade Center, New York, New York, 10048; and at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section at prescribed rates. In addition, such materials may be accessed electronically at the Commission's site on the World Wide Web, located at http://www.sec.gov. The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

DIVIDEND POLICY

         The Company has paid no dividends on its Common Stock as of the date of this Registration Statement and there are no plans for paying dividends on the Common Stock in the foreseeable future. The Company intends to retain earnings, if any, to provide funds for the expansion of the Company's business.

SHARES ELIGIBLE FOR FUTURE SALE

         The shares issued to Messrs. Gallant and Baetz and Bay Tree are "restricted securities" as that term is defined in Rule 144 promulgated under the Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities shares for a least one year, including persons who may be deemed "affiliates" of the Company, as that term is defined under the Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned his shares for at least one year, would be entitled under Rule 144 to see such shares without regard to any volume limitations under Rule 144.

         Future sales of shares of Common Stock by the Company and its stockholders could adversely affect the prevailing market price of the Common Stock. As of December 31, 1999, 12,488,715 shares of Common Stock are free trading shares or are eligible to have the restrictive legend removed pursuant to Rule 144(k) promulgated under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. In addition, approximately shares of the Company's restricted Common Stock may be sold into the Over-The-Counter market pursuant to Rule 144. Pursuant to its Certificates of Incorporation, the Company has the authority to issue additional shares of Common Stock. The issuance of such shares could result in the dilution of the voting power of the currently issued and outstanding Common Stock.

ITEM 2.  LEGAL PROCEEDINGS

         To the best knowledge of management, there is no material litigation, pending or threatened, or judgment entered against the Company or any executive officers or directors of the Company in their capacity as such.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has no disputes or disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On September 16, 1999, pursuant to the terms of CLCK/CNG Stock Purchase Agreement, CNG purchased 24,000,000 shares of Common Stock for a purchase price of $3,000,000. Pursuant to the CLCK/CNG Stock Purchase Agreement, CNG was granted the CNG Stock Option to purchase an additional 10,000,000 shares of Common Stock for the purchase price of $2,000,000. CNG has agreed to exercise the CNG Stock Option at any time that the Company indicates a need for these funds for operations. However, no assurance can be given that CNG will exercise the CNG Stock Options when called upon to do so.

         In connection with the CLCK/CNG Stock Purchase Agreement, the Company entered into the CLCK/Century Stock Purchase Agreement, dated as of September 16, 1999, with Century. Under the terms and conditions of the CLCK/Century Stock Purchase Agreement, Century purchased 1,736,512 shares of Common Stock of the Company in consideration of the cancellation of the obligation of $434,128 due and payable by the Company to Century.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         DIRECTORS AND OFFICERS LIABILITY INSURANCE. The Company has obtained directors' and officers' liability insurance with an aggregate limit of liability for the policy year, inclusive of costs of defense, in the amount of $2,000,000. The insurance policy expires on April 8, 2000.

         LIMITATIONS ON DIRECTORS' LIABILITIES; INDEMNIFICATION OF OFFICERS AND DIRECTORS. Pursuant to the Company's Certificate of Incorporation and under Delaware law, directors of the Company are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. The Company's Certificate of Incorporation and Bylaws designate the relative duties and responsibilities of the Company's officers, establish procedures for actions by directors and stockholders and other items. The Company's Certificate of Incorporation and Bylaws also contain extensive indemnification provisions, which will permit the Company to indemnify its officers and directors to the maximum extent provided by Delaware law.

         In addition, the Company has adopted a form of indemnification agreement (the "Indemnification Agreement"), which provides the indemnities with the maximum indemnification allowed under applicable law. The Company has entered into Indemnification Agreements with each of its directors. Since the Delaware statute is non-exclusive, it is possible that certain claims beyond the scope of the statute may be indemnifiable. The Indemnification Agreements provide a scheme of indemnification, which may be broader than that specifically, provided by Delaware law. It has not yet been determined, however, to what extent the indemnification expressly permitted by Delaware law may be expanded, and therefore the scope of indemnification provided by the Indemnification Agreements may be subject to future judicial interpretation.

         The Indemnification Agreement provides, in pertinent part, that the Company shall indemnify an indemnitee who is or was a party or becomes a party or is threatened to be made a party to any threatened, pending or completed action or proceeding whether civil, criminal, administrative or investigative by reason of the fact that the indemnitee is or was a director, officer, key employee or agent of the Company or any subsidiary of the Company. The Company shall advance all expenses, judgments, fines, penalties and amounts paid in settlement (including taxes imposed on indemnitee on account of receipt of such payouts) incurred by the indemnitee in connection with the investigation, defense, settlement or appeal of any civil or criminal action or proceeding as described above. The indemnitee shall repay such amounts advanced only if it shall be ultimately determined that he or she is not entitled to be indemnified by the Company. The advances paid to the indemnitee by the Company shall be delivered within 20 days following a written request by the indemnitee. Any award of indemnification to an indemnitee, if not covered by insurance, would come directly from the assets of the Company, thereby affecting a stockholder's investment.

         TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS. Except as set forth in employment agreements of certain employees of the Company and its subsidiaries, the Company has no compensatory plans or arrangements which relate to the resignation, retirement or any other termination of an executive officer or key employee with the Company or a change in control of the Company or a change in such executive officer's or key employee's responsibilities following a change in control.

                                    PART F/S

         The following financial statements are provided:

         Consolidated balance sheet of Columbia Capital Corp. and subsidiary as of September 30, 1999 (Unaudited), December 31, 1998 and 1997 (Audited), and the related statements of operations, stockholders' equity (deficiency) and cash flows for the nine months ended September 30, 1999 and years ended December 31, 1998 and 1997. The consolidated balance sheet and related statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 1999 include the operations of Fi-Scrip, Inc. The consolidated balance sheet and related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 do not include the operations of Fi-Scrip, Inc. for those periods and if included would be immaterial.

                                    PART III

ITEM 1   INDEX TO EXHIBITS
         -----------------

EXHIBIT                    DESCRIPTION OF DOCUMENT
-------                    -----------------------

2.1                 Agreement and Plan of Reorganization (September 23, 1997)
                    (1)
3.1                 Certificate of Incorporation, as amended (1)
3.2                 Bylaws (1)
4.1                 Specimen Stock Certificate (1)
10.1                Lease Agreement (Fort Lauderdale, Florida) (1)
10.2                Lease Agreement (Abilene, Texas) (1)
10.3                Form of Data Processing Services Agreement (1)
10.4                Line of Credit Agreement (3)
10.5                Stock Option Plan (3)
10.6                Lease of Equipment with IBM dated as of May 29, 1986
10.7 Service Agreement between Access Communications, Inc. and Berwyn Holdings, Inc. dated February 1, 1998
10.8 Service Agreement between Access Communications, Inc. and FiScrip, Inc., dated May 1, 1998
10.9 Service Agreement between Access Communications, Inc. and the Company, dated May 1, 1998
10.10 Line of Credit Agreement between Century Financial Group, Inc. and the Company, dated October 31, 1998
10.11               Agreement with FiScrip dated March 1, 1998
10.12               Agreement to Acquire shares of FiScrip dated January 1, 1999
10.13 Agreement for the Purchase of Stock, by and between the Company and CNG Financial Corporation, an Ohio corporation ("CNG"), dated as of September 16, 1999, and Amendment No. 1 thereto, dated as of September 30, 1999 (2)
10.14 Non-Qualified Stock Option Agreement, by and between the Company and CNG, dated as of September 16, 1999, and Amendment No.1 thereto, dated as of September 30, 1999 (2)
10.15 Agreement for the Purchase of Stock, by and among Century Financial Group, Inc., a Florida corporation ("Century") and CNG, dated as of September 16, 1999. (2)
10.16 Agreement for the Purchase of Stock, by and among Century and the Company, dated as of September 16, 1999. (2)
16.1                Letter re Change of Certified Public Accountant David T.
                    Thompson, P.C., dated December 4, 1997 (3)
24.1                Power of Attorney (included on signature page).
27.1                Financial Data Schedule
----------------

(1) Filed as part of Amendment No. 1 to Form 10-SB filed with the Commission as of June 18, 1998.
(2) Filed as part of Form 8-K as filed with the Commission on October 1, 1999.
(3) Filed first as part of the Annual Report on Form 10-KSB for the year ended December 31, 1997, as amended.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               COLUMBIA CAPITAL CORP.


Dated:  February 10, 2000                      By: /S/ Kenneth A. Klotz
                                                   -----------------------------
                                                   Kenneth A. Klotz, President

         Pursuant to the requirements of the Securities Exchange Act, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth A. Klotz as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       NAME                          TITLE                            DATE
       ----                          -----                            ----


/s/ Olan Beard             Executive Vice President,
-----------------------    Chief Operating Officer and
Olan Beard                 Director                            February 10, 2000


/s/ Kenneth A. Klotz       President, Chairman of the
-----------------------    Board of Directors and Director     February 10, 2000
Kenneth A. Klotz


/s/ Charles LaMontagne     Chief Financial Officer,
-----------------------    Executive Vice President,
Charles LaMontagne         Secretary and Director              February 10, 2000


/s/ Robert M. Feldman      Director                            February 10, 2000
-----------------------
Robert M. Feldman


/s/ Donald L. Thone        Director                            February 10, 2000
-----------------------
Donald L. Thone


/s/ Jared Davis            Director                            February 10, 2000
-----------------------
Jared Davis


/s/ A. David Davis         Director                            February 10, 2000
-----------------------
A. David Davis


/s/ Allen Davis            Director                            February 10, 2000
-----------------------
Allen Davis


/s/ Roland Koch            Director                            February 10, 2000
-----------------------
Roland Koch

                                                          COLUMBIA CAPITAL CORP.

                                                         -----------------------

                                                          Consolidated Financial
                                                                 Statements

                                                         -----------------------

                                                          September 30, 1999 and
                                                             1998 - (Unaudited)

                                                          December 31, 1998 and
                                                             1997 - (Audited)


                                                 COLUMBIA CAPITAL CORP.
                                               Consolidated Balance Sheet
                                  Nine Months Ended September 30, 1999 (Unaudited) and
                                         Year Ended December 31, 1998 (Audited)

                                                                                    September 30,          December 31,
                                    ASSETS                                               1999                 1998
                                                                                      (Unaudited)           (Audited)
                                                                                   -----------------    -----------------
Current assets
     Cash and cash equivalents                                                     $        975,566     $        268,400
     Interest bearing deposits with banks                                                   501,000              501,000
     Accounts receivable, net                                                               148,765              447,844
     Prepaid expenses                                                                       434,423              582,633
     Federal income tax receivable                                                          512,205               81,602
     Stock purchase contract receivable                                                   2,500,000                    -
     Other assets                                                                           115,000                    -
                                                                                   -----------------    -----------------
         Total current assets                                                             5,186,959            1,881,479

Premises and equipment                                                                    1,884,261            1,763,326
     Less accumulated depreciation                                                          554,068              260,381
                                                                                   -----------------    -----------------
         Net property and equipment                                                       1,330,193            1,502,945

Other assets
     Deferred tax asset                                                                     101,162               34,113
     Goodwill, net of accumulated amortization of $117,684 and $81,162                      856,240              892,762
                                                                                   -----------------    -----------------
         Total other assets                                                                 957,402              926,875
                                                                                   -----------------    -----------------

            Total  assets                                                          $      7,474,554     $      4,311,299
                                                                                   =================    =================


                     LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
     Accounts payable                                                              $      2,116,280     $        298,840
     Accrued expenses and other liabilities                                                 510,365              265,521
     Current portion of note payable - American State Bank                                   12,162               11,395
     Notes payable - related party                                                                -              700,000
     Accrued interest payable                                                                   573                5,945
                                                                                   -----------------    -----------------
         Total current liabilities                                                        2,639,380            1,281,701

     Long term portion of note payable - American State Bank                                129,625              143,182
                                                                                   -----------------    -----------------
         Total liabilities                                                                2,769,005            1,424,883

SHAREHOLDER'S EQUITY
     Common stock , $.001 par value; 50,000,000 shares
         authorized; 38,511,512 issued and outstanding                                       38,512               12,765
     Additional paid-in capital                                                           5,595,646            1,990,715
     Retained earnings                                                                     (928,609)             882,936
                                                                                   -----------------    -----------------
         Total shareholders' equity                                                       4,705,549            2,886,416
                                                                                   -----------------    -----------------

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $      7,474,554     $      4,311,299
                                                                                   =================    =================




The accompanying notes are an integral
part of these consolidated financial statements

                                                 COLUMBIA CAPITAL CORP.
                                       Consolidated Income Statements - Unaudited

                                                      For the Three Months                    For the Nine Months
                                                       Ended September 30,                    Ended September 30,
                                                -----------------------------------   -----------------------------------
                                                     1999                 1998             1999               1998
                                                ---------------    ----------------   ----------------   ----------------
REVENUE
     Pride                                      $       11,000     $        84,000    $       157,000    $       263,000
     Credit card                                       281,142           3,041,514          3,797,474          7,740,448
     Banking                                                 -             150,629             73,842            616,018
     Mail operations                                    18,759             383,841            192,279            826,255
     Courier                                                 -               8,850                950             51,235
     Fi-Scrip                                          154,288                   -            510,979                  -
     Other                                               4,379               9,561              6,033             18,877
                                                ---------------    ----------------   ----------------   ----------------
         Total operating revenue                       469,568           3,678,395          4,738,557          9,515,833

EXPENSES
     Salaries and employee benefits                    767,403             856,382          2,482,695          2,307,886
     Equipment and software lease                      540,356             489,729          2,016,083          1,318,048
     Facilities rent                                    79,877             113,311            281,059            333,474
     Repair and maintenance                            111,261             163,785            365,100            438,642
     Depreciation                                       92,973              53,884            282,255            124,685
     Amortization of goodwill                           12,174              12,174             36,522             36,522
     Computer and office supplies                       27,694             166,944            192,416            459,708
     Telephone                                          43,590             228,732            192,334            669,037
     Professional and outside services                 121,942             290,599            575,871            557,989
     Taxes                                              19,869              15,485             73,415             52,427
     Travel and entertainment                           25,368              40,953             66,930             92,656
     Other operating                                  (277,905)            163,406            301,208            374,983
                                                ---------------    ----------------   ----------------   ----------------
         Total operating expenses                    1,564,602           2,595,384          6,865,888          6,766,057
                                                ---------------    ----------------   ----------------   ----------------

INCOME (LOSS) FROM OPERATIONS                       (1,095,034)          1,083,011         (2,127,331)         2,749,776

     Recovery of bad debt                              224,925                   0            224,925                  0
     Interest income                                    39,287              13,916             63,347             34,607
     Interest expense                                  (23,504)            (28,320)           (72,826)           (96,010)
                                                ---------------    ----------------   ----------------   ----------------
Other Total other expense                              240,708             (14,404)           215,446            (61,403)
                                                ---------------    ----------------   ----------------   ----------------

INCOME (LOSS) BEFORE TAX                              (854,326)          1,068,607         (1,911,885)         2,688,373

     Income tax expense (benefit)                     (290,413)            364,469           (647,932)           915,189
                                                ---------------    ----------------   ----------------   ----------------

NET INCOME (LOSS)                               $     (563,913)    $       704,138    $    (1,263,953)   $     1,773,184
                                                ===============    ================   ================   ================

Basic earnings (loss) per share                 $        -0.03     $          0.06    $         -0.09    $          0.14
                                                ===============    ================   ================   ================

Diluted earnings (loss) per share               $        -0.03     $          0.05    $         -0.09    $          0.14
                                                ===============    ================   ================   ================


The accompanying notes are an integral
part of these consolidated financial statements


                                                 COLUMBIA CAPITAL CORP.
                               Consolidated Statements of Changes in Shareholders' Equity
                                  Nine Months Ended September 30, 1999 (Unaudited) and
                                         Year Ended December 31, 1998 (Audited)


                                                        Common Stock                                 Accumulated
                                              -------------------------------        Paid-In          (Deficit)
                                                  Shares           Amount            Capital          Earnings           Total
                                              --------------   --------------    --------------    --------------    --------------

BALANCE - DECEMBER 31, 1997                      12,500,000    $      12,500     $   1,681,230     $    (481,739)    $   1,211,991

     Issuance of common stock                       265,000              265           281,485                             281,750
     Stock options                                                                      28,000                              28,000
     Net loss                                             -                -                           1,364,675         1,364,675
                                              --------------   --------------    --------------    --------------    --------------

BALANCE - DECEMBER 31, 1998                      12,765,000           12,765         1,990,715           882,936         2,886,416

     Issuance of common stock                     5,746,512            5,747           945,381                             951,128
     Stock subscription                          20,000,000           20,000         2,480,000                           2,500,000
     Acquisition of Fi-Scrip                                                           179,550          (547,592)         (368,042)
     Net income                                           -                -                 -        (1,263,953)       (1,263,953)
                                              --------------   --------------    --------------    --------------    --------------

BALANCE - SEPTEMBER 30, 1999                     38,511,512    $      38,512     $   5,595,646     $     (928,609)   $   4,705,549
                                              ==============   ==============    ==============    ===============   ==============





The accompanying notes are an integral
part of these consolidated financial statements


                                                 COLUMBIA CAPITAL CORP.
                                    Consolidated Statement of Cash Flows - Unaudited



                                                             For the Three Months               For the Nine Months
                                                             Ended September 30,                Ended September 30,
                                                        ------------------------------    -------------------------------
                                                            1999             1998             1999              1998
                                                        --------------    ------------    --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss) income                                    $    (563,913)    $   704,138     $  (1,263,953)   $   1,773,184
   Adjustments to reconcile net income to
     net cash provided by operations
       Depreciation and amortization                          117,321          66,058           318,777          161,208
       Deferred income taxes                                  (74,580)           (921)          (67,049)         144,636
     (Increase) decrease in
       Accounts receivable                                   (126,092)         83,023          (122,370)        (236,727)
       Deposits, prepaid expenses and other assets             24,063         340,522            73,080         (469,238)
       Increase in accruals and accounts payable              502,293        (357,820)        1,315,131          382,202
                                                        --------------    ------------    --------------   --------------
Net cash (used in) provided by operating activities          (120,908)        835,000           253,616        1,755,265

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of fixed assets                                    (9,844)       (443,339)          (22,593)        (887,859)
   Proceeds from the sale of fixed assets                                                             -
   Investment in subsidiary                                         -               -           413,759                -
   Investment in interest bearing deposit                           -               -                 -         (300,000)
                                                        --------------    ------------    --------------   --------------
Net cash used in investing activities                          (9,844)       (443,339)          391,166       (1,187,859)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from line of credit, net of payments           (1,121,524)       (151,624)         (888,744)        (441,624)
   Issuance of common stock                                   914,128         113,000           951,128          326,750
                                                        --------------    ------------    --------------   --------------
Net cash (used in) provided by financing activities          (207,396)        (38,624)           62,384         (114,874)
                                                        --------------    ------------    --------------   --------------

NET (DECREASE) INCREASE IN CASH
     AND CASH EQUIVALENTS                                    (338,148)        353,037           707,166          452,532

Cash and cash equivalents at beginning of period            1,313,714         117,356           268,400           17,861
                                                        --------------    ------------    --------------   --------------

CASH AND CASH EQUIVALENTS END OF PERIOD,                $     975,566     $   470,393     $     975,566    $     470,393
                                                        ==============    ============    ==============   ==============

SUPPLEMENTAL DISCLOSURE
  OF CASH FLOW INFORMATION:
     Interest paid                                      $      23,504     $    28,320     $      72,826    $      96,010
     Taxes paid                                                     -         324,000                 -          760,000




The accompanying notes are an integral
part of these consolidated financial statements

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           PRINCIPLES OF CONSOLIDATION

           The accompanying consolidated financial statements include the accounts of Columbia Capital Corp. (the Company) and its wholly-owned subsidiaries, First Independent Computers, Inc. ("FICI") and Fi-Scrip, Incorporated ("Fi-Scrip"). Intercompany accounts and transactions have been eliminated.

           ORGANIZATION AND NATURE OF OPERATIONS

           The Company was organized under the laws of the State of Delaware on February 5, 1993. The Company completed a private offering of its common stock in November 1993 (See Note 2).

           FICI was incorporated on October 21, 1983, pursuant to the provisions of the Texas Business Corporation Act. FICI's business activities include the processing of credit card purchases for numerous businesses in various industries throughout the United States and data processing for various banks.

           Fi-Scrip, a Nevada corporation, engages in the financial services business by marketing computer processing services for Automated Teller Machines ("ATM's") transactions, debit terminal transactions and Electronic Benefits Transfer system ("EBT") transactions. Fi-Scrip and its co- venturer, Norstar, Inc., of Orlando, Florida, an entity in which Fi-Scrip has a 25% ownership interest, contract with merchants and independent service organizations for deployment of terminals and services.

           MANAGEMENT REPRESENTATION

           Management believes the financial statements include all adjustments necessary in order to present a fair presentation and ensure that the financial statements are not misleading.

           CASH AND CASH EQUIVALENTS

           The Company considers investments with an original maturity of three months or less to be cash equivalents.

           USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

           ACCOUNTS RECEIVABLE

           The Company utilizes the allowance method for uncollectible accounts receivable. Management estimates the uncollectible accounts and provides for them in the allowance. The balance of the allowance for uncollectible accounts was $20,000 and $270,000 at September 30, 1999 and December 31, 1998. The balance of the allowance for uncollectible accounts was $20,000 at December 31, 1997.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

           REVENUE RECOGNITION

           The Company recognizes revenue when services have been provided to the customer.

           PROPERTY, PLANT AND EQUIPMENT

           Fixed assets of the Company are reported at historical cost. Depreciation and amortization on assets purchased are computed by the following methods and useful lives:

                Furniture and fixtures       Straight-line              5 years
                Electronic equipment         Straight-line            5-7 years
                Automobiles                  Straight-line            3-5 years
                Office equipment             Straight-line              5 years
                Computer software            Straight-line              3 years

           Depreciation is computed using the straight line method over the estimated useful lives for financial statement purposes and an accelerated method of cost recovery over statutory recovery periods for tax purposes. Repairs and maintenance are expensed, whereas additions and improvements are capitalized.

           INTANGIBLE ASSETS

           Intangible assets are reported at historical cost and consist of goodwill. Goodwill is amortized using the straight-line method over 20 years. The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, under which the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. No provision for impairment has been recognized with respect to the Company's long lived assets.

           PREPAID ASSETS

           The Company has expenditures which benefit future periods which are recorded as prepaid assets or deferred costs and are amortized on a straight-line basis over the estimated or known period of benefit. Such prepaid assets and deferred costs include prepaid insurance, maintenance contracts, certain software licenses and supplies used in the normal operation of business.

           FEDERAL INCOME TAXES

           Deferred tax assets and liabilities are recognized for deductible and taxable temporary differences respectively. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets may be reduced by a valuation allowance when and if, in the opinion of management, the tax asset will, in part or in all, not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

           PER SHARE DATA

           In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) was issued. Under SFAS 128, net earnings per share ("EPS") are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. SFAS 128 replaces fully diluted EPS, which the Company was not previously required to report, with EPS, assuming dilution. The Company adopted SFAS 128 effective December 31, 1998. The effect of this accounting change on previously reported EPS data is not significant. The computation of basic earnings (loss) per share of common stock is based on the weighted average number of shares outstanding for the nine months ended September 30, 1999 and 1998 of 14,189,094 and 12,574,586 respectively, adjusted retroactively to reflect the one for two reverse split effective September 1, 1997. The computation of diluted earnings (loss) per share of common stock is based on the weighted average number of shares and equivalent shares outstanding for the nine months ended September 30, 1999 and 1998 of 14,573,039 and 12,676,864,
           respectively. No potential common shares existed at December 31, 1998; therefore, basic loss per share equals diluted loss per share at that date. The computation of basic earnings (loss) per share of common stock for the years ended December 31, 1998 and 1997 is based on the weighted average number of shares outstanding in 1998 and 1997 of 12,666,712 and 12,500,000 respectively, adjusted retroactively to reflect the one for two reverse split effective September 1, 1997. The computation of diluted earnings (loss) per share of common stock is based on the weighted average number of shares and equivalent shares outstanding in 1998 and 1997 of 12,954,020 and 12,500,000, respectively. No potential common shares existed at December 31, 1997; therefore, basic loss per share equals diluted loss per share at that date.

           PREFERRED STOCK

           The Company, under its articles of incorporation, has the authority to issue up to five million (5,000,000) shares of preferred stock with a par value of $.001 each, totaling five thousand dollars ($5,000). The Board of Directors is authorized to provide for the issuance of the shares of preferred stock in series by filing a certificate pursuant to the applicable law of the State of Delaware, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, rights and limitations of the shares of each series. At September 30, 1999 and December 31, 1998 and 1997, there were no preferred shares issued or outstanding.

           FAIR VALUES OF FINANCIAL INSTRUMENTS

           The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

           CASH AND SHORT-TERM INSTRUMENTS. The carrying amounts of cash and short-term instruments approximate their fair value.

           INTEREST BEARING DEPOSITS WITH BANKS. The carrying amounts of interest bearing deposits with banks approximate their fair value.

           ACCOUNTS RECEIVABLE. For accounts which are not past due greater than 90 days and have no significant change in credit risk, fair values are based on carrying values.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

           NOTES PAYABLE. The Company's notes payable arrangement bears a variable interest rate and represents terms and conditions currently available for the same or similar debt facility in the marketplace. Thus, the fair value of notes payable approximates the carrying amount.

           NEW ACCOUNTING STANDARDS ADOPTED

           In June 1997, Statements of Financial Accounting Standards (SFAS) No. 130, "Reporting of Comprehensive Income," was issued. This statement requires that comprehensive income be reported in the basic financial statements. Comprehensive income refers to the change in equity during a period from transactions and events other than investments by and distributions to owners. This statement applies to fiscal years beginning after December 15, 1997. The Company adopted SFAS 130 on January 1, 1998.

           In June 1997, Statements of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. This Statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Financial information should include a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. Descriptive information should include detail on how segments were determined, products and services provided by each, and any differences in the measurements used in reporting segment information vs. those used in the general-purpose financial statements. This statement is effective for financial statements for periods beginning after December 15, 1997. The Company adopted SFAS 131 on January 1, 1998. The implementation of this standard did not have any impact on the financial position or disclosures of the Company or results of its operations.

           RECENT ACCOUNTING STANDARDS

           In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. The statement is effective for fiscal quarters or fiscal years beginning after June 15, 1999. The Company does not expect the adoption of the statement to have a significant impact on the financial statements.

           The American Institute of Certified Public Accountants (AICPA) recently issued Statement of Position (SOP) No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," which provides guidance concerning recognition and measurement of costs associated with developing or acquiring software for internal use. In 1998, the AICPA also issued SOP No. 98-5 "Reporting on Costs of Start-Up Activities," which provides guidance concerning start-up activities and organization costs. Both pronouncements are effective for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of the statement to have a significant impact on the financial statements.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2:    PRIVATE OFFERINGS OF COMMON STOCK

           The Company offered shares of its common stock, $.001 par value, to a limited number of qualified investors in 1993. The company sold 325,000 shares of common stock, at a price of $.20 per share for a total of $65,000. The investors subscribed to a minimum of 1,000 shares. There was no minimum offering amount and there was no escrow of any funds received from the offering and such funds were utilized by the Company as they were received. Proceeds from the offering were used to provide working capital to the Company.

NOTE 3:    DISPOSITION OF FORMER SUBSIDIARIES

           On February 28, 1997, the Company determined that its two subsidiary corporations, Central Capital Corp. and Hudson Resources, Inc. had no value and would hinder the Company in it's acquisition efforts. Therefore, the two companies were sold to the Company's principal shareholder, Mr. Lynn Dixon at their book value of $1,361. As a result of this sale the Company recognized no gain or loss. Details of the net assets and operations for the subsidiaries are presented below.

              Former Subsidiaries Assets and Liabilities:
                                                                       February 28,
                                    ASSETS                                1997
                                                                     ----------------

                Cash                                                 $         1,109
                Organization costs, net                                          252
                                                                     ----------------
                      Total Assets                                   $         1,361
                                                                     ================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                Common stock                                         $         5,000
                Contributed capital                                           23,609
                Retained earnings                                            (27,248)
                                                                     ----------------
                      Total Liabilities and Shareholder's Equity     $         1,361
                                                                     ================

              Former Subsidiaries Operations:

                Legal and professional expense                       $         1,400
                Amortization expense                                              32
                                                                     ----------------
                      Net loss                                       $        (1,432)
                                                                     ================

NOTE 4:    ACQUISITION OF FIRST INDEPENDENT COMPUTERS, INC.

           On April 30, 1997, Mr. Glenn M. Gallant and Mr. Douglas R. Baetz purchased all of the issued and outstanding stock of First Independent Computers, Inc. then owned by Security Shares, Inc., a bank holding company, for $1,600,000. The transaction was accounted for utilizing "pushdown accounting", whereby all assets and liabilities of FICI were restated at their estimated market value on the purchase date. The fair market value of the restated assets was $1,200,746 and the fair value of the restated liabilities was $574,670 at May 1, 1997. The purchase price (equity) of $1,600,000 plus the restated liabilities of $574,670 totaled $2,174,670 less the restated assets of $1,200,746 resulted in the recording of $973,924 as goodwill to be amortized over an estimated benefit period of twenty (20) years.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4:    ACQUISITION OF FIRST INDEPENDENT COMPUTERS, INC. - CONTINUED

           Goodwill amortization expense amounts to $4,058 monthly, with $48,696 of amortization expense included in the year ended December 31, 1998 and $32,466 (from May 1, 1997 to December 31, 1997) of amortization expense included in the year ended December 31, 1997 results of operation.

           Effective as of September 23, 1997, Columbia Capital Corp. acquired all of the common stock (the FICI Common Stock) of the Company's operating subsidiary, First Independent Computers, Inc. from Messrs. Douglas R. Baetz and Glenn M. Gallant. Pursuant to the terms of the agreement of acquisition of the FICI Common Stock, dated August 29, 1997 (the Stock Purchase Agreement), Messrs. Gallant and Baetz received 10,631,250 shares of Common Stock (after the Company effectuated a 1 for 2 reverse stock split of its Common Stock) in exchange for the FICI Common Stock, which represented approximately 85% of the Company's then issued and outstanding Common Stock.

           In connection with the closing of the Stock Purchase Agreement, the Company issued 618,750 shares of Common Stock to Baytree Associates, Inc., a third party which is not an affiliate of Messrs. Baetz and Gallant, as a fee for services rendered to the Company for arranging the transactions which are the subject of the Stock Purchase Agreement.

           The accompanying financial statements have been presented, for accounting purposes, as a recapitalization of FICI, with FICI as the acquirer of the Company. Further, in connection with the transactions relating to the Stock Purchase Agreement and the acquisition of the FICI Common Stock by Messrs. Baetz and Gallant, such persons obtained a controlling interest in FICI and, thereafter, the Company. Therefore, these transactions were transactions between entities under common control. Accordingly, the business combination between the Company and FICI was accounted for in a manner similar to a pooling of interests, whereby the accounts of the entities involved were not revalued, rather they were combined at their historical basis.

           The Company's consolidated financial statements were restated to include the results of operations of FICI from May 1, 1997, the acquisition date of FICI by Messrs. Baetz and Gallant. There were no adjustments to net assets of the combining companies necessary for either to adopt the same accounting practices.


NOTE 5:    ACQUISITION OF FI-SCRIP

           As of January 1, 1999, the primary shareholders of the Company contributed all of the common stock of Fi-Scrip to the Company for no consideration. The contribution of capital was not significant to the financial position of the Company. Fi-Scrip became a wholly-owned subsidiary of the Company effective January 1, 1999. The operations of Fi-Scrip are not expected to have a material impact on the Company.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6:    CANCELLATION OF CONTRACT AND MANAGEMENT'S PLANS

           On March 4, 1999, the Company received notice that the BestBank credit card portfolio held by the FDIC, in which the Company derived approximately 84% of its total operating revenue from processing, as measured in 1998, was being terminated and the Company's processing services on the portfolio were also being terminated. The loss of this customer is likely to have a material adverse effect on the Company's operations in 1999.

           The ability of the Company to continue as a going concern is dependent on its ability to adjust its operations through the implementation of a restructuring plan. The Company is currently developing a plan to reduce expenses and secure replacement processing contracts, as follows:


           o The Company has implemented a plan for the reduction of fixed operating costs, including restructuring and/or renegotiating certain operating lease agreements. This reduction in fixed operating costs will be implemented in phases as dictated by the economics of the Company's future operations.

           o The Company is currently working with approximately fourteen different entities, all unaffiliated with the Company, to secure processing contracts each representing as little as $30,000 and as much as $2,000,000 in additional processing revenue per year. Letters of intent and contracts, have been secured for replacement processing with revenue estimated to be approximately $2,500,000 in the year ended December 31, 1999. Additionally, revenue from processing of the Best Bank portfolio managed by the FDIC, although terminated by the FDIC effective May 17, 1999, amounted to $2,626,568 for the nine months ended September 30, 1999.

           o The Company has developed and integrated a marketing plan for attracting new business, which includes the signing of a contract with one of its major software suppliers, creating an alliance between the two entities for the referral of new business. Additionally, the Company plans to market its Year 2000 preparedness, in anticipation that as the new millennium draws closer, the Company's successful Year 2000 preparation will enable it to attract new business.

           o At September 30, 1999, the Company had cash balances in excess of $975,566, which the Company believes will be sufficient to maintain operations in the near term.


NOTE 7:    FINANCIAL INSTRUMENTS

           The estimated fair values of the Company's financial instruments at
           September 30, 1999 were as follows:
                                                                                     Carrying          Fair
                                                                                      Amount           Value
                                                                                   ------------    ------------
           Financial assets:
                  Cash and interest bearing deposits with banks                    $ 1,476,566     $ 1,476,566
                  Accounts receivable                                                  148,765         148,765
                  Prepaid expenses including deferred tax assets                     1,047,790       1,047,790
                  Stock purchase contract receivable                                 2,500,000       2,500,000
           Financial liabilities:
                  Notes payable                                                    $   141,787     $   141,787
                  Accrued interest payable                                                 573             573

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7:    FINANCIAL INSTRUMENTS - CONTINUED

           The estimated fair values of the Company's financial instruments at December 31, 1998 were as follows:

                                                                                     Carrying          Fair
                                                                                      Amount           Value
                                                                                   ------------    ------------
           Financial assets:
                  Cash and interest bearing deposits with banks                    $   769,400     $   769,400
                  Accounts receivable                                                  447,844         447,844
           Financial liabilities:
                  Notes payable                                                    $   854,577     $   854,577
                  Accrued interest payable                                               5,945           5,945

           The estimated fair values of the Company's financial instruments at December 31, 1997 were as follows:

                                                                                     Carrying         Fair
                                                                                      Amount          Value
                                                                                   ------------    ------------
           Financial assets:
                  Cash and interest bearing deposits with banks                    $   321,439     $   321,439
                  Accounts receivable                                                  522,538         522,538

           Financial liabilities:
                  Notes payable                                                    $ 1,300,000     $ 1,300,000
                  Accrued interest payable                                              11,589          11,589

           The method(s) and assumptions used to estimate the fair value of financial instruments are disclosed in Note 1, "Fair Values of Financial Instruments".


NOTE 8:    EXTRAORDINARY ITEM

           The Company derives a substantial portion of its revenue by processing certain credit card accounts for the Federal Deposit Insurance Corporation (FDIC), as Receiver for BestBank of Boulder, Colorado. On December 24, 1998, RRI Credit Corporation (RRICC), was awarded the contract to purchase the accounts from the FDIC. The purchase and sale agreement between RRICC and the FDIC called for a $1,000,000 non-refundable deposit to be paid by RRICC. On December 14, 1998, the Company entered into an initial processing services agreement with RRICC for the processing of the accounts should RRICC's bid be accepted. In consideration for the initial processing agreement, the Company agreed to and did lend RRICC, on a non-recourse basis unless returned by the FDIC, the principal sum of $1,000,000, which in turn was paid to the FDIC by RRICC as a non-refundable deposit. Due to certain circumstances, RRICC was unable to close the purchase with the FDIC; therefore, the Company has charged-off the $1,000,000 loan to RRICC at December 31, 1998.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9:    INCOME TAXES

           The Company files a consolidated federal income tax return; however, federal income taxes are allocated between the Company and its subsidiaries based on statutory rates. The consolidated income tax expense, as a percentage of pretax earnings, differs from the statutory federal income tax rate as follows:

                                                               Nine Months Ended                Year Ended
                                                                 September 30,                  December 31,
                                                            -----------------------       ------------------------
                                                               1999         1998             1998          1997
                                                            ----------   ----------       ----------    ----------
           Statutory federal income tax rate                  (34.00)%       34.00%           34.00%      (34.00)%
           Nondeductible expenses                               1.91          1.35             2.28         6.10
           Other                                               (1.80)        (1.31)            (.13)        7.21
                                                            ----------   ----------       ----------    ----------
                Effective income tax rate                     (33.89)%       34.04%           36.15%      (20.69)%
                                                            ==========   ==========       ==========    ==========

           Income tax expense (benefit) is comprised of the following:

                                                               Nine Months Ended                Year Ended
                                                                 September 30,                  December 31,
                                                            -----------------------       ------------------------
                                                               1999         1998             1998          1997
                                                            ----------   ----------       ----------    ----------
           Current income tax expense (benefit)             $(580,883)   $ 770,553        $ 632,499     $(110,723)
           Deferred income tax expense (benefit)              (67,049)     144,636          140,129             -
                                                            ----------   ----------       ----------    ----------
                                                            $(647,932)   $ 915,189        $ 772,628     $(110,723)
                                                            ==========   ==========       ==========    ==========

           The tax effects of temporary differences that gave rise to deferred tax assets (liabilities) as of September 30, 1999, December 31, 1998 and 1997, respectively:

                                                                September 30,
                                                                    1999             1998              1997
                                                                ------------     ------------     ------------
           Depreciation and amortization                        $   (19,690)     $   (41,219)     $    52,033
           Net operating loss carryforward                           74,580            -              122,209
           Other                                                     46,272           75,332                -
                                                                ------------     ------------     ------------
                Net deferred tax assets                         $   101,162      $    34,113      $   174,242
                                                                ============     ============     ============

           At December 31, 1997, the Company had a net operating loss carryforward available for federal income tax purposes which was fully utilized in the year ended December 31, 1998. At September 30, 1999, the Company had a net operating loss carryforward available for federal tax income tax purposes amounting to $219,000, which expires in the year 2014. The Company has determined that it is more likely than not that the carryforward will be utilized prior to its expiration, therefore no valuation allowance has been provided for the related deferred tax asset generated by the carryforward.

           Income tax expense (benefit) is allocated between operations and the extraordinary item for the year ended December 31, 1998, as follows:

           Income tax expense:
                Operations                                         $ 1,112,628
                Extraordinary item                                    (340,000)
                                                                   ------------

                      Total                                        $   772,628
                                                                   ============

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10:   NOTES PAYABLE

           FICI, on September 16, 1999 effectively terminated an eight hundred thousand dollars ($800,000) unsecured operating line of credit through Century Financial Group, Inc., a company owned by the Company's then primary shareholders. FICI through negotiations with Century Financial Group, Inc., was able to offset $576,352 in accounts receivable from Century to FICI against the $827,921 balance of the line of credit, which included $27,921 in accrued interest payable, and through its parent company Columbia Capital Corp. issued 1,006,276 shares of Columbia Capital Corp. Common Stock in consideration of the remaining $251,569 balance of the line of credit. The line of credit carried an annual percentage rate of ten percent (10%). Under the terms of the line of credit, FICI paid interest on a monthly basis with the unpaid principal due at maturity, September 15, 1999. The outstanding balance on the line of credit as of December 31, 1998 and 1997 was $700,000 and $1,300,000,
           respectively.

           Fi-Scrip, on September 16, 1999 effectively terminated an operating line of credit through Century Financial Group, Inc., a company owned by the Company's then primary shareholders. Fi-Scrip through negotiations with Century Financial Group, Inc., was able to, through its parent company Columbia Capital Corp., issue 730,236 shares if Columbia Capital Corp. Common Stock in consideration of the $182,559 balance of the line of credit, including $6,604 in accrued interest payable. The line of credit, dated May 1, 1998, with the same Century Financial Group, Inc. provided Fi-Scrip with a maximum operating line of credit of two hundred and fifty thousand dollars ($250,000). The note carried an annual percentage rate of ten percent (10%). Under the terms of the note, Fi-Scrip paid interest on a monthly basis with the unpaid principal due on demand.

           FICI has a real estate lien note through American State Bank formerly Security State Bank. The real estate note, dated August 1, 1998, in the amount of one hundred sixty thousand dollars ($160,000) carries an annual interest rate of Wall Street prime plus one percent (1%), with a maturity date of August 1, 2001. The note is secured by a Deed of Trust to a building in which the note proceeds were used to purchase and renovate. The outstanding balance on the note as of September 30, 1999 and December 31, 1998 was $141,787 and $154,577,
           respectively.


NOTE 11:   LEASE OBLIGATIONS

           The Company has entered into various operating lease agreements. Under terms of an operating lease with IBM Corporation, certificates of deposit with a carrying value of $401,000 at September 30, 1999 were pledged as collateral against Bank One letters of credit in favor of IBM. Under terms of an operating lease with Timmermen Leasing, a certificate of deposit with a carrying value of $100,000 at September 30, 1999, was pledged as collateral. The future minimum payments for leased property under these noncancellable lease agreements for each of the next five years(No commitments for leased property extend more than five years) ending December 31, 2004 are as follows:

                            1999                                   $    384,163
                            2000                                      1,162,482
                            2001                                        816,750
                            2002                                        264,877
                            2003                                         84,350
                            2004                                         75,186
                                                                   -------------

              Lease obligations                                    $  2,787,808
                                                                   =============

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11:   LEASE OBLIGATIONS - CONTINUED

           On August 24, 1999 the Company entered into a new lease for its office space, 36,182 square feet, from American State Bank at an annual cost of approximately $23,514. The former lease made on August 1, 1997, which included 52,248 square foot at a rate of $400,000 per year, was for a term of two years expiring July 31, 1999 with a 180 day termination clause. The Company had given timely notification of termination of the lease pending re-negotiation of lease terms.


NOTE 12:   MARKET RISK AND CONCENTRATIONS

           For the year ending December 31, 1998, revenue from the BestBank portfolio accounted for approximately 83% of the Company's total revenues. No other customers accounted for 10% or more of the Company's total revenues.

           For the year ended December 31, 1997, revenue from Security State Bank (25%), Best Bank (43%) and Pride (14%) accounted for approximately 82% of the Company's total revenues. No other customers accounted for 10% or more of the Company's total revenues.

           For the nine months ended September 30, 1999, revenue from the Best Bank portfolio accounted for approximately $3,064,150 or 65% of the Company's total revenues and revenue from Fi-Scrip accounted for approximately $510,979 or 11% of the Company's total revenues. No other customers accounted for 10% or more of the Company's total revenues. Since the Best Bank failure in July 1998 the Company continued its role as processor for the Portfolio accounts through May 17, 1999, in which it was receiving payment from the Federal Deposit Insurance Corporation ("the FDIC") for its processing costs. As of September 30, 1999, the Company had no outstanding balance in accounts receivable from the FDIC relating to the Portfolio.


NOTE 13:   RELATED PARTY TRANSACTIONS

           FICI's former financing source, Century Financial Group, Inc., is owned by the Company's primary shareholders, Glenn Gallant and Douglas Baetz. Interest expense and accrued interest payable to Century Financial Group, Inc. amounted to $57,671 and $0 as of September 30, 1999.

           Fi-Scrip's former financing source, Century Financial Group, Inc., is owned by the Company's primary shareholders, Glenn Gallant and Douglas Baetz. Interest expense and accrued interest payable to Century Financial Group, Inc. amounted to $12,389 and $0 as of September 30, 1999.

           On December 1, 1997, FICI entered into a lease agreement with The Century Group, Inc., (the Landlord), owned by the Company's primary shareholders Glenn Gallant and Douglas Baetz, for office space located at 2701 West Oakland Park Boulevard, Ft. Lauderdale, Florida, 33311. The term of the lease is for one (1) year for the sum of $31,746, plus applicable sales and use taxes. The Company also agreed to pay the Landlord, as additional rent for its share of the operating expenses associated with the premises. On December 1, 1998 the lease for office space located at 2701 West Oakland Park Boulevard, Ft. Lauderdale, Florida expired and the Company did not renew the lease.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14:   STOCK OPTION PLAN

           The Company has adopted a stock plan to provide for the granting of options to senior management of the Company. As of September 30, 1999, the Company has allocated 1,250,000 shares of stock for issuance under the plan. On July 1, 1998 and August 6, 1999 the Company granted 350,000 and 550,000 options, respectively. The options expire five years from the date of issuance. On December 24, 1998, the Company amended the exercise price of the options previously granted on July 1, 1998.

           The following table shows the vesting schedule and the exercise price, as amended, for each of the five current and two former directors awarded options on July 1, 1998.

                                                                    Options vested
                                                            --------------------------------   Total Options
                                        Exercise            July 1,   October 1,  January 1,    Vested and
                Director                Price                1998       1998        1999        Outstanding
           -------------------------------------------      --------------------------------  -------------
           Glenn M. Gallant               $ .62             16,666    16,667        -               33,333
           Douglas R. Baetz               $ .62             16,666    16,667        -               33,333
           Kenneth A. Klotz               $ .48             16,666    16,667      16,667            50,000
           Charles LaMontagne             $ .48             16,666    16,667      16,667            50,000
           Olan Beard                     $ .48             16,666    16,667      16,667            50,000
           Donald Thone                   $ .48             16,666    16,667      16,667            50,000
           Robert Feldman                 $ .48             16,666    16,667      16,667            50,000
                                                                                              -------------

                                                                                                   316,666
                                                                                              =============

           The following table shows the vesting schedule and the exercise price for each of the five directors awarded options on August 6, 1999.

                                                                   Options vesting             Total Options
                                                           ---------------------------------    Vested at
                                        Exercise           August 6,  August 6,   August 6,    September 30,
                Director                Price                1999       2000        2001           1999
           -------------------------------------------     ---------------------------------  --------------
           Kenneth A. Klotz               $ .23            50,000     50,000       50,000            50,000
           Charles LaMontagne             $ .23            50,000     50,000       50,000            50,000
           Olan Beard                     $ .23            50,000     50,000       50,000            50,000
           Donald Thone                   $ .23            50,000       -            -               50,000
           Robert Feldman                 $ .23            50,000       -            -               50,000
                                                                                              --------------

                                                                                                    250,000
                                                                                              ==============

           Messrs. Baetz and Gallant, having greater than 10% of the outstanding shares of the Company at July 1, 1998, were granted options with an exercise price set at 110% of the fair market value of the Company's common stock at the date of the grant. The remaining five directors were granted options with an exercise price set at 85% of the fair market value of the Company's common stock at the date of the grant. As of September 30, 1999 no options under the plan had been exercised.

           The Company accounts for the options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation cost is recognized for the difference in the option's exercise price and the fair market value of the stock as of the date of each grant over the vesting period. The effect of further compensation cost for the plan, had it been included in the income statement as provided for in SFAS No. 123, "Accounting for Stock-Based Compensation," would have resulted in an insignificant reduction to the Company's net earnings and earnings per share on a pro forma basis, based on estimates using an accepted options pricing model.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15:   CONDENSED FINANCIAL INFORMATION - PARENT COMPANY

           The following represents consolidated financial information of the parent company as of September 30, 1999 and December 31, 1998 utilizing the equity method of accounting.

      CONDENSED BALANCE SHEET:

                                    ASSETS                                 September 30,     December 31,
                                                                               1999             1998
                                                                          --------------    --------------
           Current assets
              Cash and cash equivalents                                   $         846     $       1,061
              Prepaid expenses and other assets                                 183,317           106,000
              Federal income tax receivable                                     545,779           582,609
              Stock purchase contract receivable                              2,500,000              -
                                                                          --------------    --------------
                Total current assets                                          3,229,942           689,670
              Investment in subsidiaries                                      2,568,509         3,853,166
                                                                          --------------    --------------

                           TOTAL ASSETS                                   $   5,798,451     $   4,542,836
                                                                          ==============    ==============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

           LIABILITIES
              Accrued expenses and other liabilities                      $     235,183            69,445
              Due to subsidiaries                                               857,720         1,586,975
                                                                          --------------    --------------
                Total current liabilities                                     1,092,902         1,656,420

           SHAREHOLDERS' EQUITY
              Common stock                                                       38,512            12,765
              Capital surplus                                                 5,595,646         1,990,715
              Retained earnings                                                (928,609)          882,936
                                                                          --------------    --------------
                Total shareholders' equity                                    4,705,549         2,886,416
                                                                          --------------    --------------

                           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $   5,798,451     $   4,542,836
                                                                          ==============    ==============

     CONDENSED INCOME STATEMENT:
                                                                           September 30,      December 31,
                                                                               1999              1998
                                                                          --------------    --------------
           REVENUES
              Undistributed (loss) earnings of subsidiaries               $    (962,514)    $   2,473,197
                                                                          --------------    --------------
                  Total revenues                                               (962,514)        2,473,197

           EXPENSES
              Stockholder costs and fees                                          5,058             8,830
              Professional and outside services                                 341,310           485,615
              Marketing                                                         101,655           171,833
              Other operating                                                     5,859             1,569
                                                                          --------------    --------------
                  Total operating expenses                                      453,882           667,347

              Compensation to directors                                          10,000            10,000
                                                                          --------------    --------------
                  Total other expense                                            10,000            10,000
                                                                          --------------    --------------

                                              COLUMBIA CAPITAL CORP.
                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15:   CONDENSED FINANCIAL INFORMATION - PARENT COMPANY - CONTINUED

           (LOSS) INCOME BEFORE FEDERAL INCOME TAX                           (1,426,396)        1,795,350

              Income tax benefit                                               (162,443)         (229,325)
                                                                          --------------    --------------

           INCOME BEFORE EXTRAORDINARY LOSS                                  (1,263,953)        2,024,675
              Extraordinary loss                                                  -               660,000
                                                                          --------------    --------------
           Net (loss) income                                              $  (1,263,953)    $   1,364,675
                                                                          ==============    ==============

     CONDENSED STATEMENT OF CASH FLOWS:

           CASH FLOWS FROM OPERATING ACTIVITIES
              Net income                                                  $  (1,263,953)    $   1,364,675
              Adjustments to reconcile net income (loss) to
                net cash provided by operations
                 Undistributed earnings in subsidiaries                       1,284,657        (2,473,197)
                 Increase in receivables                                         36,830          (582,609)
                 Increase in prepaid expenses and other assets                  (77,317)          (90,976)
                 (Decrease) increase in accruals and accounts payable          (563,518)        1,471,729
                                                                          --------------    --------------

              Net cash used by operating activities                            (583,301)         (310,378)

              CASH FLOWS FROM FINANCING ACTIVITIES
                 Shareholder contribution                                      (368,042)            -
                 Issuance of common stock                                       951,128           309,750
                                                                          --------------    --------------

           NET DECREASE IN CASH AND CASH EQUIVALENTS                               (215)             (628)

           Cash and cash equivalents at beginning of year                         1,061             1,689
                                                                          --------------    --------------

           CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $         846     $       1,061
                                                                          ==============    ==============

           The following represents financial information of the parent company for the year ended December 31, 1997, utilizing the equity method of accounting:

           CONDENSED BALANCE SHEET:

                                                                  December 31,
                    ASSETS                                           1997
                                                                ----------------
                Current assets
                  Cash and cash equivalents                     $         1,689
                  Prepaid expenses and other assets                      15,024
                  Deferred tax asset                                     13,284
                                                                ----------------
                    Total current assets                                 29,997
                Investment in subsidiary                              1,379,969
                                                                ----------------
                    TOTAL ASSETS                                $     1,409,966
                                                                ================

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15:   CONDENSED FINANCIAL INFORMATION - PARENT COMPANY - CONTINUED

                    LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                       1997
                                                                  --------------
              LIABILITIES
                Accrued expenses and other liabilities            $       5,000
                Due to subsidiary                                       192,975
                                                                  --------------
                  Total current liabilities                             197,975

              SHAREHOLDERS' EQUITY
                Common stock                                             12,500
                Capital surplus                                       1,681,230
                Retained earnings (deficit)                            (481,739)
                                                                  --------------
                  Total shareholders' equity                          1,211,991
                                                                  --------------

                    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $   1,409,966
                                                                  ==============

     CONDENSED INCOME STATEMENT:

              REVENUES
                Undistributed income (loss) of subsidiary         $    (220,031)
                                                                  --------------
                  Total operating revenues                             (220,031)

              EXPENSES
                Stockholder costs and fees                                  581
                Professional and outside services                        27,851
                Amortization expense                                        189
                Costs related to acquisition                            186,921
                Other operating                                             647
                                                                  --------------
                  Total operating expenses                              216,189

                Net loss related to discontinued operations              (1,432)
                                                                  --------------

              INCOME (LOSS) BEFORE FEDERAL INCOME TAX                  (437,652)
                Income tax benefit                                      (13,284)
                                                                  --------------

              NET INCOME (LOSS)                                   $    (424,368)
                                                                  ==============

     CONDENSED STATEMENT OF CASH FLOWS:

              CASH FLOWS FROM OPERATING ACTIVITIES
                Net income (loss)                                 $    (424,368)
                Adjustments to reconcile net income (loss) to
                  net cash provided by operations
                    Undistributed (income) loss of subsidiary           220,031
                    Depreciation and amortization                           189
                    Increase in prepaid expenses and other assets       (13,436)
                    Increase in accruals and accounts payable           209,515
                                                                  --------------
                Net cash used by operating activities                    (8,069)

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15:   CONDENSED FINANCIAL INFORMATION - PARENT COMPANY - CONTINUED

                                                                       1997
                                                                  --------------
              NET DECREASE IN CASH AND CASH EQUIVALENTS                  (8,069)
              Cash and cash equivalents at beginning of year              9,758
                                                                  --------------

              CASH AND CASH EQUIVALENTS AT END OF PERIOD          $       1,689
                                                                  ==============


NOTE 16:   CONSULTING AGREEMENTS

           On March 20, 1998, the Company entered into a consulting agreement with Worldwide Corporate Finance (Worldwide). Worldwide, through its individual affiliate, Michael Markow, provided the Company with consulting services, including long-term business, managerial and financial planning; investigating and analysis in corporate reorganizations and expansion in merger and acquisition opportunities; and the introduction of business opportunities for credit card processing services. As compensation for services, the Company granted to Mr. Markow options to purchase up to 700,000 shares of Common Stock, at varying prices between $0.95 and $1.70, which are the subject of a currently effective registration statement. The fair value of the options granted approximated the value of the services provided by Mr. Markow and has been recognized as a component of consulting fees in the consolidated income statement.

           In February 1999, the Company's management and Mr. Markow reached an agreement to terminate the existing consulting agreement between the Company and Worldwide. In settlement the Company agreed to allow Mr. Markow to exercise 10,000 additional options to purchase an equal number of shares of the Company's Common Stock at $1.70 per share resulting in a transaction valued at $17,000. Additionally the Company agreed to pay Mr. Markow $15,000 in cash and terminate the remaining unexercised balance of options initially granted to Mr. Markow and Worldwide under the consulting agreement. The Company does not expect to enter into any additional consulting agreements with Mr. Markow or Worldwide in the future. Mr. Markow and Worldwide had exercised a total of 275,000 options valued at $298,750 under the former consulting agreement. As of the date of this report there are no remaining options outstanding related to the former consulting agreement with Mr. Markow and Worldwide.

           The fair value of the options granted approximate the value of the services provided by Mr. Markow and has been recognized as a component of consulting fees in the income statement over the term of the agreement.

           On July 1, 1998, Columbia Capital Corp. entered into a consulting agreement with Matthias and Berg, LLP ("the Firm"). The Firm, through its partner, Jeffrey Berg, provides the Company with consulting and litigation services, including long term business, managerial and financial litigation support; investigating and analysis in corporate reorganizations and legal expertise on merger and acquisition opportunities. As compensation for services, the Company granted to the Firm options to purchase up to 100,000 shares of Common Stock, which are the subject of a currently effective registration statement, on the following terms and conditions: (i) options to purchase up to 100,000 shares of Common Stock at an exercise price of $0.48 per share, exercisable from July 1, 1998. The fair value of consulting and litigation services provided by the Firm is being recognized as the services are provided. As of September 30, 1999 no options have been exercised under the agreement.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17:   YEAR 2000

           The Year 2000 issue is a programming issue that may affect many electronic processing systems. Until recently, in order to minimize the length of data fields, most date-sensitive programs eliminated the first two digits of the year. This issue could affect information technology ("IT") systems and date-sensitive embedded technology that controls certain systems (such as telecommunications systems, security systems, etc.) leaving them unable to properly recognize or distinguish dates in the twentieth and twenty-first centuries and thereafter. For example, date-sensitive calculations may treat "00" as the year 1900 rather than the year 2000. This treatment could result in significant miscalculations when processing critical date-sensitive information relating to dates after December 31, 1999.

           Year 2000 Compliance requires that neither performance nor functionality be affected by dates prior to, during, and after the year 2000. Specifically, every system must perform as follows:

                  1. Correctly handle date information before, during, and after January 1, 2000 when accepting date input, providing date output, and performing calculations on dates or portions of dates
                  2. Function according to the documentation before, during, and after January 1, 2000 without changes in operation
                  3. Where appropriate, respond to two digit date input in a way that resolves the ambiguity as to century in a disclosed, defined, and predetermined manner
                  4. Recognize Year 2000 as a leap year (based on the quad-centennial rule)

           These criteria were derived from the requirements established by the British Standards Institute in DISC PD2000-1 A DEFINITION OF YEAR 2000 CONFORMITY REQUIREMENTS.

           Over the past few years, the Company has attempted to actively address the Y2K dilemma. The Company has had in place a project plan (the "Y2K Plan") and project team reviewing all hardware and software, as necessary. The Company anticipates its total investment in Y2K compliance will reach approximately $454,000. The Company has already made a significant portion of the investment needed to address the Y2K dilemma. As of the date of this Report, the cost to:
           (i) acquire, install and implement these new software systems has been an aggregate of approximately $340,000; and (ii) acquire new hardware has been approximately $8,000. The Company has also instituted policies and procedures that require all new hardware and software acquired or licensed by the Company to be Y2K compliant. As of the date of this Report, the Company has completed testing and believes that all of its primary operating hardware and mission critical systems to be Y2K compliant. It is management's opinion that any remaining Y2K issues are not significant and should be able to be funded through normal operating revenue and income. The Company estimates that until the Company has completed implementation of the Y2K Plan, the Company anticipates expending an additional $107,000, which is estimated to include $22,000 in software, $4,000 in new hardware and $81,000 on other aspects of the implementation of the Y2K Plan. The anticipated source of funds for such expenditures is expected to be working capital generated from operations of the Company. However, no assurance can be given that the goals for the Y2K Plan can be achieved, and if achieved, that the amount necessary to achieve such goals will be limited to the amounts set forth above or that the amounts will be generated from operations.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17:   YEAR 2000 - CONTINUED

           The Company has worked to develop extensive contingency plans to manage the Company's ongoing operations, if any systems do not function correctly on or after January 1, 2000. The Company has a contract with IBM for a "Hot Site" at IBM's Business Recovery Center ("BRC") in Boulder, Colorado for disaster recovery and off-site testing. The BRC maintains facilities, hardware and software, that is identical to the Company's current hardware and software configuration. The Company's disaster recovery specialists perform disaster recovery tests at these facilities every year. In addition to the Company's normal disaster recovery tests, the Company used the facilities both in Dallas, Texas and Boulder, Colorado, in November, 1998, for a combined Y2K and disaster recovery test. This allowed the Company to successfully test all core business systems in a true production environment. The Company has tentatively scheduled additional test time at the IBM

           Business Recovery Center in Dallas, Texas in April, 1999 for additional testing of its credit card system. These facilities serve as a contingency backup facility in several of the Company's Y2K disaster scenarios, including disrupted utilities and telecommunications services in the Abilene, Texas area. Other contingency plans include agreements with several suppliers for materials and support, ranging from computers and other hardware to software support to power generators.

           Every mission-critical IT system processed by the Company has been fully tested and certified by its developer to meet the above criteria. In addition, the testing process for most of the IT systems has been certified by an independent third party such as the Information Technology Association of America (ITAA). As part of our Year 2000 effort, we have reviewed the scope and methodology of the testing performed by each developer to ensure that it was inclusive of all the processes we perform with that product. Although we are confident each IT system is year 2000 compliant, we are currently testing all systems to ensure that they will continue to coexist and function properly in our environment. We are also testing with our customers and other entities to ensure that every ancillary system that we are using is also Year 2000 compliant.

           Other IT systems are licensed from third parties. These third parties have either assured the Company that their system is Year 2000 compliant or identified necessary system upgrades to make their system Year 2000 compliant. The Company has implemented the necessary systems upgrades and completed Year 2000 compliance testing of these other IT systems as of September 30, 1999.

           The Year 2000 issue may also affect the Company's date-sensitive embedded technology, which controls systems such as the telecommunications systems, security systems, etc. The Company does not believe that the cost to modify or replace such technology to make it Year 2000 compliant will be material. But, if such modifications or replacements, if required, are not made, the Year 2000 issue could have a material adverse effect on the operations, financial condition and results of operations of the Company.

           Ultimately, the potential impact of the Year 2000 issue will depend not only on the corrective measures the Company undertakes, but also on the way in which the Year 2000 issue is addressed by governmental agencies, businesses and other entities that provide data to, or receive data from, the Company or any of the Company's subsidiaries, or whose financial condition or operations are important to the Company or any of the Company's subsidiaries, such as significant suppliers and customers. The Company is initiating communications with significant customers and vendors to evaluate the risk of their failure to be Year 2000 compliant and to determine the extent to which the Company may be vulnerable to such failure. There can be no assurance that the systems of these third parties will be Year 2000 compliant by December 31, 1999 or that the failure of these third parties to be Year 2000 compliant will not have a material adverse effect on the operations, financial condition and results of operation of the Company.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17:   YEAR 2000 - CONTINUED

           The cost of IT and embedded technology systems testing and upgrades is not expected to be material to the Company consolidated operating results. The Company estimates incurring costs for Year 2000 compliance testing and its communications program, which will be recorded as a non-operating expense. The Company will capitalize and amortize the cost of system upgrades over future periods. The Company intends to fund these costs with cash from operations.

           There can be no absolute assurance that these IT systems will be Year 2000 compliant by December 31, 1999. If any of these IT systems are not Year 2000 compliant by December 31, 1999, then the Year 2000 issue could have a material adverse effect on the operations, financial condition and results of operations of the Company.


NOTE 18:   STOCK PURCHASE AGREEMENT

           The Company entered into the following transactions, as of September 16, 1999, which, if completed in accordance with the terms and conditions of such agreements, will result in a change in control of the Company's principal stockholders.

           On September 16, 1999, pursuant to the terms of an Agreement for Purchase of Stock, dated as of September 16, 1999, and as amended as of September 30, 1999 (the "CLCK/CNG Stock Purchase Agreement"), by and between the Company and CNG Financial Corporation, an Ohio corporation ( "CNG"), CNG purchased 4,000,000 shares of Common Stock of the Company (the "Common Stock") for a purchase price of $500,000. CNG is a holding company of subsidiaries which provide consumer financial services. CNG is based in Mason, Ohio.

           The CLCK/CNG Stock Purchase Agreement also provides that CNG shall be mandatorily obligated to purchase an additional 20,000,000 shares of Common Stock (the "Second Installment") for a purchase price of $2,500,000 (the "Second Installment Payment"), on or before October 22, 1999, unless CNG's credit facility lenders (the "Credit Facility Lenders"), the lead bank of which is PNC Bank, N.A., which provide a working capital line of credit to CNG, fail to approve of or consent to the Second Installment Payment, then CNG shall not be mandatorily obligated to purchase the Second Installment. In the event that CNG purchases the Second Installment, CNG will be entitled to designate a majority of the members of the Board of Directors of the Company. The Company has been advised by CNG that the source of payment for the purchase of the 4,000,000 shares was, and the anticipated source of funds for the Second Installment Payment will be, if at all, from the working capital line of credit provided by CNG's Credit Facility Lenders.

           The CLCK/CNG Stock Purchase Agreement also provides that CNG shall be granted a Non- Qualified Stock Option (the "Stock Option") to purchase an additional 10,000,000 shares of Common Stock for the purchase price of $2,000,000 (the "Third Installment Payment"), which Stock Option must be exercised by CNG on or before September 16, 2000. The Stock Option shall be exercisable in whole, and not in part, in the event that CNG shall pay the Second Installment Payment. In the event that CNG shall not pay the Second Installment Payment, the Stock Option shall be immediately cancelled and the Company will have the right to repurchase all or none of the 4,000,000 shares from CNG for a repurchase price of $500,000, through and including the period ending September 16, 2001.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18:   STOCK PURCHASE AGREEMENT - CONTINUED

           Management of the Company believes that, if CNG pays the Second Installment Payment, the $2,500,000 to be paid will provide sufficient working capital for continued operations of the Company through the end of March 2000, assuming that no additional sources of revenues are generated by the Company and that current levels of revenues are maintained through March, 2000. There can be no assurances that CNG will pay the Second Installment Payment in accordance with the terms and conditions of the CLCK/CNG Stock Purchase Agreement.

           In the event that CNG does not pay the Second Installment Payment, the Company will continue to need external sources of financing or additional sources of revenues to maintain continued operations. Even in the event that CNG pays the Second Installment Payment, the Company will continue to need external sources of financing or additional sources of revenue beyond March, 2000 to maintain continued operations. If the Company does not generate adequate revenue producing business or proceeds from a financing, the Company will have to curtail its operations significantly, which will have a material adverse effect on the Company's financial condition and its ability to secure new processing contracts.

           In connection with the CLCK/CNG Stock Purchase Agreement, the Company entered into a stock purchase agreement (the "CLCK/Century Stock Purchase Agreement), dated as of September 16, 1999, with Century Financial Group, Inc., a Florida corporation ("Century"). Century is an affiliate of two (2) of the Company's principal stockholders, Douglas R. Baetz and Glenn M. Gallant. Century and Messrs. Baetz and Gallant are not affiliates of CNG. Under the terms and conditions of the CLCK/Century Stock Purchase Agreement, Century purchased 1,736,512 shares of Common Stock of the Company in consideration of the cancellation of the obligation of $434,128 due and payable by the Company to Century.

           Further, the Company has agreed to issue to Century an additional 1,736,512 shares of Common Stock for no further consideration, in the event that the following contingencies (collectively, the "Century Contingencies") are satisfied: (i) that Century shall procure or broker, without compensation, executed processing contracts (the "Processing Contracts") between the Company and one or more customers; (ii) that each of the Processing Contracts shall have a term length of not less than five (5) years; (iii) that the Processing Contracts shall collectively generate not less than $150,000 of processing revenues for the Company during the month of March, 2000; and (iv) that CNG shall pay the Second Installment Payment to the Company in accordance with the terms and conditions of the CLCK/CNG Stock Purchase Agreement.

           Further, in connection with the CLCK/CNG Stock Purchase Agreement, CNG has agreed to sell an additional 1,000,000 shares of Common Stock to Century for the purchase price of $10; PROVIDED, HOWEVER, that the Century Agreement shall be null and void, and CNG shall have no obligation whatsoever to sell any shares of Common Stock to Century, in the event that the Century Contingencies are not satisfied.

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18:   STOCK PURCHASE AGREEMENT - CONTINUED

           In the event that CNG pays the Second Installment Payment, CNG will own, exclusive of any options to purchase additional shares of Common Stock, 24,000,000 shares of Common Stock, or approximately 62.3% of the assumed then issued and outstanding 38,511,512 shares of Common Stock. In such event, CNG will control in excess of a majority of the issued and outstanding voting securities of the Company, and will be able to elect all of the directors of the Company and effectively control the Company's affairs.

           For purposes of calculating the percentage of beneficial ownership of a stockholder in the following paragraphs, pursuant to the rules of the Securities and Exchange Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

           Immediately prior the closing of the transactions contemplated by the CLCK/CNG Stock Purchase Agreement, Messrs. Baetz and Gallant beneficially owned, in the aggregate, 10,697,916 shares of Common Stock (including options to purchase 66,666 shares), or approximately 83.3% of the issued and outstanding shares of Common Stock (12,841,666 shares issued and outstanding for purposes of calculating the percentage of beneficial ownership). Immediately following the issuance of the 4,000,000 shares to CNG and the 1,736,512 shares to Century, Messrs. Baetz and Gallant collectively beneficially owned 12,434,428 shares of Common Stock, or approximately 66.9% of the issued and outstanding shares of Common Stock (18,578,178 shares issued and outstanding for purposes of calculating the percentage of beneficial ownership) and CNG beneficially owned 4,000,000 shares of Common Stock, or approximately 21.6% of the 18,511,512 issued and outstanding shares of Common Stock (excluding the 20,000,000 shares relating to the Second Installment and the 10,000,000 shares relating to the Stock Option).

           In the event that CNG purchases the Second Installment of 20,000,000 shares and becomes entitled to exercise the Stock Option with respect to the additional 10,000,000 shares, CNG will beneficially own 34,000,000 shares of Common Stock, or 70.01% of the then issued and outstanding Common Stock (48,511,512 shares issued and outstanding for purposes of calculating the percentage of beneficial ownership).

           In the further event that the Century Contingencies are satisfied, and the Company issues an additional 1,736,512 shares to Century and Century purchases the 1,000,000 shares from CNG, CNG will beneficially own 33,000,000 shares of Common Stock (including options to purchase 10,000,000 shares), or approximately 65.7% of the then issued and outstanding Common Stock (50,248,024 shares issued and outstanding for purposes of calculating the percentage of beneficial ownership), and Messrs. Baetz and Gallant will collectively beneficially own 15,170,940 shares (including options to purchase 66,666 shares), or approximately 37.6% of the then issued and outstanding Common Stock (40,314,690 shares issued and outstanding for purposes of calculating the percentage of beneficial ownership).

                             COLUMBIA CAPITAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 19:   BAYTREE SETTLEMENT

           On June 30, 1998, Columbia Capital Corp., FICI, Douglas R. Baetz and Glenn M. Gallant filed a complaint (the "Complaint") in the United States District Court for the Southern District of Florida (Case No. 98-6701) against Baytree., Michael Gardner ("Gardner"), certain former officers and directors of the Company, and certain other parties. The complaint alleges claims against the named defendants, including fraud, securities fraud and breach of fiduciary duty, in connection with the transactions related to the Stock Purchase Agreement, entered into as of September 23, 1997, among Columbia Capital Corp., FICI, and Messrs. Gallant and Baetz. The complaint seeks relief against the named defendants, including monetary damages relating to improper sales of shares of Common Stock into the public market by the named defendants and the cancellation of the shares of Common Stock issued by the Company to Baytree for services rendered for arranging the transactions which are the subject of the Stock Purchase Agreement.

           On September 16, 1999, Baytree and Gardner filed an answer to the Complaint, denying the claims and asserting counterclaims against the Company and affiliates.

           On September 29, 1999, Columbia Capital Corp., FICI, Douglas R. Baetz, Glenn M. Gallant, Baytree and Gardner entered into a settlement agreement. Under the terms of the settlement agreement each party has agreed to drop the complaints against each of the other parties. Additionally, under terms of the settlement agreement Baytree/Gardner agreed to sell their holdings of 400,000 restricted shares of Columbia Capital Corp. Common Stock to an unaffiliated third party. The Company views the settlement as favorable to the interests of the Company and other shareholders.


NOTE 20:   SUBSEQUENT EVENT

           On October 21, 1999, CNG purchased an additional 20,000,000 shares of Common Stock of the Company (the "Common Stock") for a purchase price of $2,500,000 (the "Second Installment"). To date, CNG has purchased a total 24,000,000 shares or 62.3% of the 38,511,512 shares currently issued and outstanding.

           As a result of the completion of the Second Installment, CNG has purchased a controlling stock ownership interest in the Company, and according to the terms of the CLCK/CNG Stock Purchase Agreement, CNG is entitled to designate a majority of the members of the Board of Directors of the Company. As of the date of this report there have been no additional members added to the Board of Directors of the Company on CNG's behalf.

           In addition, in accordance with the CLCK/CNG Stock Purchase Agreement, CNG has been granted a Non-Qualified Stock Option (the "Stock Option") to purchase an additional 10,000,000 shares of Common Stock for the purchase price of $2,000,000, which must be exercised in whole, and not in part, by CNG on or before September 16, 2000.